                                     Filed Pursuant to Rules 424(b)(2) and (3)
                                     Registration Number 33-62787

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 2, 1996)

                                  $500,000,000

                                      LOGO

                              6.65% NOTES DUE 2008

                            ------------------------
                     Interest payable May 1 and November 1
                            ------------------------
  THE 6.65% NOTES WILL MATURE ON MAY 1, 2008 (THE "NOTES"). THE NOTES WILL BE REDEEMABLE, IN WHOLE OR FROM TIME TO TIME IN PART, AT THE OPTION OF THE COMPANY
   AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (A) 100% OF THE PRINCIPAL AMOUNT OF THE NOTES TO BE REDEEMED AND (B) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON
(EXCLUSIVE OF INTEREST ACCRUED TO THE DATE OF REDEMPTION) DISCOUNTED TO THE DATE
   OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY RATE (AS DEFINED HEREIN) PLUS 15 BASIS
POINTS, PLUS ACCRUED INTEREST ON THE PRINCIPAL AMOUNT BEING REDEEMED TO THE DATE OF REDEMPTION. THE NOTES WILL NOT BE SUBJECT TO ANY SINKING FUND. THE NOTES WILL
   BE REPRESENTED BY GLOBAL NOTES REGISTERED IN THE NAME OF A NOMINEE OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. INTERESTS IN SUCH
   GLOBAL NOTES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND ITS PARTICIPANTS. EXCEPT AS
DESCRIBED HEREIN, NOTES IN DEFINITIVE FORM WILL NOT BE ISSUED. SEE "DESCRIPTION
                                 OF THE NOTES."

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
                       PRICE 99.826% AND ACCRUED INTEREST
                            ------------------------

                                                                UNDERWRITING
                                                 PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                                PUBLIC(1)      COMMISSIONS(2)    COMPANY(1)(3)
                                               ------------    --------------    -------------
Per Note.....................................    99.826%          .650%            99.176%
Total........................................  $499,130,000     $3,250,000       $495,880,000

------------

(1) Plus accrued interest from May 1, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(3) Before deducting expenses payable by the Company estimated at $125,000.

                            ------------------------

     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters. It is expected that delivery of the Notes will be made on or about May 4, 1998 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS
J.P. MORGAN & CO.                                           SALOMON SMITH BARNEY

April 29, 1998

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT

Disclosure Regarding Forward-Looking Statements.............   S-3
The Company.................................................   S-4
Recent Business Developments................................   S-4
Recent Financial Results....................................   S-5
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-6
Ratios of Earnings to Fixed Charges.........................   S-7
Selected Financial Data.....................................   S-8
Pro Forma Condensed Combined Financial Statements...........   S-9
Description of the Notes....................................  S-14
Underwriters................................................  S-18
                            PROSPECTUS

Index of Terms..............................................     3
Available Information.......................................     3
Incorporation of Certain Documents by Reference.............     4
AirTouch Communications, Inc................................     5
The ATI Trusts..............................................     5
Use of Proceeds.............................................     6
Ratio of Earnings to Fixed Charges..........................     6
General Description of Securities and Risk Factors..........     6
Plan of Distribution........................................    27
ERISA and Tax Considerations................................    28
Legal Matters...............................................    28
Experts.....................................................    28

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES, SPECIFICALLY, THE UNDERWRITERS MAY BID FOR AND PURCHASE THE NOTES IN THE OPEN MARKET. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the Prospectus include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Prospectus Supplement, the words "estimate," "project," "intend," "expect," "plan," "goal" and similar expressions are intended to identify forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially. Such factors include, but are not limited to: a change in economic conditions in the various markets served by the Company's operations which would adversely affect the level of demand for wireless services; greater-than-anticipated competitive activity requiring reduced pricing and/or new product offerings or resulting in higher customer acquisition costs; declining average revenue per customer due to an increasing proportion of consumer customers and declining rates; greater-than-expected growth in customers and usage driving increased investment in network capacity; the level of fraudulent activity; the impact of new business opportunities requiring significant up-front investments; the impact on capital spending from the deployment of new technologies, and the possibility that technologies will not perform according to expectations or that vendor performance will not meet Company requirements. These and other risks and uncertainties related to the business are described in detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 under the heading "Investment Considerations." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no responsibility to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
                            ------------------------

     POPS. POPs means the population of a licensed market (based on population estimates for such market) multiplied by the Company's ownership interest in a licensee operating in such market as of the date specified, and includes networks under construction and markets of certain cost-based investments not included in proportionate financial results. The Company's United States POPs are based on Paul Kagan Associates Inc.'s "1996 Cellular/PCS POPs Book" population estimates for each market in which the Company has an interest in a licensee for that market.

     PROPORTIONATE ACCOUNTING. The Company uses generally accepted accounting principles ("GAAP") and includes supplemental information prepared using proportionate accounting to present certain financial information. Proportionate financial and operating information is not required by GAAP and is not intended to replace the consolidated financial statements prepared in accordance with GAAP and incorporated by reference herein. Because significant assets of the Company are not consolidated and because of the substantial effect of the formation of certain joint ventures on the comparability of the Company's consolidated financial results, the Company believes that proportionate financial and operating data facilitates the understanding and assessment of its consolidated financial statements.

     Under GAAP, the Company consolidates the entities in which it has a controlling interest and uses the equity method to account for entities over which the Company has significant influence but does not have a controlling interest. In contrast, proportionate accounting reflects the Company's relative ownership interests in operating revenues and expenses for both its consolidated and equity method entities. For example, domestic cellular proportionate results present the Company's share -- its percentage ownership -- for all significant domestic cellular operations, including those joint ventures and partnerships where the Company does not own more than 50%. Similarly, total proportionate operating cash flow represents the Company's ownership interests in the respective entities' operating cash flows. As such, proportionate operating cash flow does not represent cash available to the Company.

     References to "AirTouch" or the "Company" are to AirTouch Communications, Inc. and its subsidiaries unless the context otherwise requires.

                                  THE COMPANY

     AirTouch Communications, Inc. is one of the world's leading wireless telecommunications companies, with significant wireless interests in the United States, Europe and Asia. The Company's worldwide cellular and personal communications service ("PCS") interests represented approximately 180.7 million POPs and 8.3 million proportionate customers at March 31, 1998. In the United States, the Company had approximately 58.3 million cellular and PCS POPs and 4.7 million proportionate customers as of March 31, 1998. Internationally, as of March 31, 1998, the Company had approximately 122.4 million cellular POPs and
3.6 million proportionate customers, and held significant ownership interests, with board representation and significant operating influence, in cellular systems operating in Belgium, Germany, India (Madras and Madhya Pradesh), Italy, Japan, Poland, Portugal, Romania, South Korea, Spain and Sweden. Based on industry surveys, the Company is also among the largest providers of paging services in the United States, with approximately three million units in service at March 31, 1998.

     The Company's objective is to be the premiere provider of wireless telecommunications services worldwide while creating world class employee satisfaction and outstanding return to stockholders. To achieve its objective, the Company uses scale and scope of its wireless operations to increase marketing effectiveness and achieve operating cost savings and efficiencies; pursues wireless licenses in new countries; selectively increases its ownership interests in existing wireless markets; and pursues other value-creating opportunities around the world.

     The Company believes that its focus on wireless services offers the best opportunity for value creation, however, in light of the continuing evolution of telecommunications technology and customer requirements, the Company continuously evaluates the possibility of expanding its operations into lines of business beyond its historical base of high mobility wireless services where such expansion would enhance or complement existing wireless services.

                          RECENT BUSINESS DEVELOPMENTS

     On April 6, 1998, AirTouch and U S WEST Media Group, Inc. ("Media") completed the merger of Media's U.S. cellular and PCS interests into AirTouch (the "Merger") pursuant to the Agreement and Plan of Merger dated as of January 29, 1998, among U S WEST, Inc., Media, U S WEST NewVector Group, Inc. ("NewVector"), U S WEST PCS Holdings, Inc. and AirTouch. As a result of the Merger, AirTouch added approximately 2.5 million proportionate U.S. wireless customers as of December 31, 1997. AirTouch now controls or shares control over cellular systems in 15 of the 30 largest cellular markets in the United States, including Los Angeles, Detroit, San Francisco, Atlanta, San Diego, Minneapolis, Phoenix, Seattle, Denver, Cleveland, Portland (Oregon), San Jose, Kansas City, Cincinnati and Sacramento and, through PrimeCo Personal Communications L.P. ("PrimeCo"), shares control over 11 PCS markets in over 20 major cities.

     The Merger was structured as a tax-free merger in which NewVector, which holds Media's U.S. cellular business, and Holdings, which owns an indirect 25% interest in PrimeCo, merged into AirTouch, with AirTouch as the surviving corporation. In the Merger, AirTouch issued approximately 59.4 million shares of Common Stock with an approximate fair value of $2.9 billion based on the April 6, 1998 closing price of $49 per share, and shares of 5.143% Class D Cumulative Preferred Stock and 5.143% Class E Cumulative Preferred Stock having an aggregate liquidation amount of $1.65 billion. AirTouch also assumed $1.35 billion of debt associated with the acquired businesses, which it refinanced through the issuance of a corresponding amount of commercial paper.

     AirTouch's earnings per share dilution from the Merger, primarily due to the amortization of acquisition intangibles, incremental interest expense, preferred dividends and Common Stock issued, is expected to reach $0.40 per share in 1999 and decline thereafter. Although AirTouch plans to pursue cost savings to partially mitigate this dilution, there can be no assurance that such plans will be successful in mitigating any dilution.

                            RECENT FINANCIAL RESULTS

     The strength in the Company's financial and operating performance has been driven by increased demand for wireless services, continued growth in the Company's U.S. cellular wireless operations, significant growth in the Company's international operations, and the Company's continued efforts to control costs. The Company's earnings release for the first quarter is filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, Date of Report: April 27, 1998.

ON A GAAP BASIS

     Comparing 1996 to 1997, the Company's total operating revenues grew 59.6% to $3.6 billion, and operating income grew 151.2% to $706 million. Net income applicable to common stockholders was $394 million, up 120.1% over 1996. The trends continued in the first quarter of 1998 as total operating revenues increased 14.6% to $958 million over the first quarter of 1997, and net income applicable to common stockholders increased 139.1% to $153 million from $64 million in the first quarter of 1997.

ON A PROPORTIONATE BASIS

     The Company's proportionate service and other revenues were $4.9 billion in 1997, a 25.0% increase over 1996. Proportionate operating cash flow (operating income plus depreciation and amortization expense) was $1.7 billion in 1997, a 54.4% increase over 1996. In 1997, the Company's total proportionate customers grew over two million, or 33.5% to approximately 10.7 million.

     Comparing the first quarter of 1997 to the first quarter of 1998, proportionate service and other revenues grew 21.7% to $1.4 billion and proportionate operating cash flow grew 32.4% to $547 million. The Company's total proportionate customers grew 36.1% over the first quarter of 1997 to approximately 11.5 million.

                                USE OF PROCEEDS

     The Company intends to apply the proceeds from the sale of the Notes to retire commercial paper, which bore interest rates averaging 5.86% at March 31, 1998, and had maturities ranging from between one and 96 days. The commercial paper was issued to refinance debt assumed by the Company in connection with its acquisition of the U.S. cellular and PCS interests of Media. See "Recent Business Developments."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at December 31, 1997, (ii) as adjusted to give effect to the sale of the Notes and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," and (iii) pro forma, as so adjusted, as if the Merger had been effective as of December 31, 1997. This table should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein, and the Pro Forma Condensed Combined Financial Statements included herein.

                                                                                    PRO FORMA
                                                                           AS          AS
                                                              ACTUAL    ADJUSTED    ADJUSTED
                                                              ------    --------    ---------
                                                                       (IN MILLIONS)
Current portion of long-term debt...........................  $   57     $   57      $    57
                                                              ------     ------      -------
Long-term debt:
  Bank debt and commercial paper............................     449         --        1,295
  1996 Notes due 2001, 2003 and 2006........................     898        898          898
  6.65% Notes due 2008......................................      --        500          500
  Capital lease obligations.................................      15         15           19
                                                              ------     ------      -------
          Total long-term debt..............................   1,362      1,413        2,712
                                                              ------     ------      -------
Minority interests in consolidated wireless systems.........     306        306          388
                                                              ------     ------      -------
Redeemable preferred stocks:
  5.143% Class D Cumulative Preferred Stock, Series 1998....      --         --          825
  5.143% Class E Cumulative Preferred Stock, Series 1998....      --         --          825
                                                              ------     ------      -------
          Total redeemable preferred stocks                       --         --        1,650
                                                              ------     ------      -------
Stockholders' equity:
  Preferred stock and additional paid-in capital
     6% Class B Mandatorily Convertible Preferred Stock,
       Series 1996..........................................     500        500          500
     4.25% Class C Convertible Preferred Stock, Series
       1996.................................................     541        541          541
  Common stock and additional paid-in capital...............   4,079      4,079        6,992
  Retained earnings.........................................     415        415          415
  Cumulative translation adjustment.........................     (32)       (32)         (32)
  Other(1)..................................................      26         26           26
                                                              ------     ------      -------
          Total stockholders' equity........................   5,529      5,529        8,442
                                                              ------     ------      -------
               Total capitalization.........................  $7,254     $7,305      $13,249
                                                              ======     ======      =======

---------------
(1) Primarily represents unrealized gain on available-for-sale securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     For the purpose of calculating the following ratios of earnings to fixed charges, earnings consist of income before income taxes, preferred dividends and fixed charges included in pre-tax income, adjusted for minority interests in the income of certain consolidated wireless systems and equity in net losses and distributed net income of certain less-than-fifty-percent owned unconsolidated wireless systems. Fixed charges include interest on indebtedness, the portion of rental expense representative of the interest factor and preferred stock dividend requirements.

HISTORICAL      PRO FORMA(1)
 YEAR ENDED        YEAR ENDED
DECEMBER 31,    DECEMBER 31, 1997
-------------   -----------------
1997    1996      PRO FORMA(2)
-----   -----   -----------------
 5.2     4.0           2.3

---------------

(1) Ratio of earnings to combined fixed charges and preferred stock dividends from continuing operations of AirTouch for the period indicated on a pro forma basis, after giving effect to the Merger as though it had been effective on January 1, 1997.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with and is qualified in its entirety by the Consolidated Financial Statements and accompanying notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference herein.

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------
                                                        1997(A)    1996(A)     1995     1994(B)    1993(B)
                                                        --------   --------   -------   --------   --------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS:
Operating revenues....................................   $3,594     $2,252    $1,619     $1,247     $1,058
Operating income......................................      706        281       113         73        129
Equity in net income of unconsolidated wireless
  systems.............................................      200        133       152        110         32
Interest:
  Expense.............................................      (90)       (52)      (13)       (10)       (22)
  Income..............................................       18         14        35         55         12
Income from operations(c).............................      448        199       132         98         41
Preferred dividends...................................       54         20        --         --         --
Net income applicable to common stockholders..........      394        179       132         98         35
Per share data:
  Income from operations(c)
     Basic and diluted................................     0.89       0.40      0.27       0.20       0.09
  Net income applicable to common stockholders
     Basic and diluted................................     0.78       0.36      0.27       0.20       0.08

BALANCE SHEET DATA (AT PERIOD END):
Investments in unconsolidated wireless systems........   $2,068     $1,992    $3,076     $1,698     $1,155
Intangible assets, net................................    3,297      3,409       606        471        413
Total assets..........................................    8,970      8,524     5,648      4,488      4,077
Long-term debt, including current portion.............    1,419      1,669       906        130         79
Total stockholders' equity............................    5,529      5,062     3,751      3,459      3,337

OTHER DATA:
Working capital (deficit)(d)..........................     (254)      (120)       19        736      1,347
Capital expenditures and capital calls, excluding
  acquisitions........................................   $1,023     $  903    $1,015     $  494     $  304

---------------
(a) In December 1996, the Company obtained a controlling interest in Telecel Communicacoes Pessoias, S.A. ("Telecel"). The Company consolidated Telecel's Balance Sheet as of December 31, 1996 and began consolidating Telecel's results of operations on January 1, 1997. In August 1996, the Company completed its acquisition of Cellular Communications, Inc. See Note F, "Partnerships and Acquisitions," to the Consolidated Financial Statements for further information.

(b) Prior to April 1, 1994, the Company was an 86.1% owned subsidiary of Pacific Telesis Group ("Telesis"). On April 1, 1994, the Company was spun off from Telesis. Prior to December 3, 1993, the Company was 100% owned by Telesis.

(c) Income before preferred dividends (1997 and 1996) and cumulative effect of accounting changes (1993).

(d) At period end.

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 1997 combines (1) the historical consolidated balance sheets of AirTouch and subsidiaries and NewVector and subsidiaries as if the Merger had been effected on that date, and after giving effect to the purchase method of accounting and other Merger-related adjustments described in the accompanying explanatory notes, and (2) Media's interest in PrimeCo as if the interest had been acquired on that date, and after giving effect to related adjustments described in the accompanying explanatory notes. The unaudited Pro Forma Condensed Combined Statement of Income presents the combined results of operations of AirTouch, NewVector and Media's interest in PrimeCo as if the Merger had been effective on January 1, 1997, and after giving effect to the purchase method of accounting and other Merger-related adjustments described in the accompanying explanatory notes.

     The Pro Forma Condensed Combined Financial Statements and accompanying explanatory notes reflect the application of the purchase method of accounting to the Merger. The purchase method of accounting requires the acquisition price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values on April 6, 1998 (the "Effective Date"). As described in the accompanying explanatory notes, estimates of the fair values of NewVector's assets and liabilities and Media's interest in PrimeCo have been combined with recorded values of the assets and liabilities of AirTouch. The interest in PrimeCo has been accounted for under the equity method which requires recognition of (1) AirTouch's acquired share of the net assets of PrimeCo, together with related identifiable intangibles and goodwill on one line in the Pro Forma Condensed Combined Balance Sheet, and (2) operating results of PrimeCo, together with related amortization expense, on one line in the Pro Forma Condensed Combined Statement of Income.

     Changes to adjustments in the Pro Forma Condensed Combined Financial Statements are expected as valuations and appraisals of assets and liabilities are completed and additional information becomes available. Although AirTouch cannot ascertain what those changes will be, such changes could be material. The financial results of NewVector and PrimeCo after December 31, 1997 will affect the allocation of the purchase price. As a result, actual impacts and amounts will differ from those stated in the Pro Forma Condensed Combined Financial Statements.

     These Pro Forma Condensed Combined Financial Statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the combined company or the financial position or the results of operations of the combined company that would have actually occurred had the transaction described herein been in effect as of the date or for the periods presented.

     The Pro Forma Condensed Combined Financial Statements and accompanying notes should be read in conjunction with and are qualified in their entirety by the Consolidated Financial Statements, including accompanying notes, of AirTouch, included in its Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12342, and of NewVector, attached as Exhibit No. 99.2 to AirTouch's Current Report on Form 8-K/A-1, Date of Report: April 6, 1998.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                   UNAUDITED

                                                        AS REPORTED                       PRO FORMA
                                                    --------------------    PRO FORMA     NEWVECTOR
                                                    AIRTOUCH   NEWVECTOR   ADJUSTMENTS     MERGER
                                                    --------   ---------   -----------    ---------
                                                                 (DOLLARS IN MILLIONS)
ASSETS
Current assets....................................   $  722     $  300       $  (12)(1)    $ 1,010
Property, plant, and equipment, net...............    2,539        983                       3,522
Investments in unconsolidated wireless systems....    2,068          9          840(1)       2,917
                                                                                 12(1)
                                                                              4,295(1)
                                                                               (415)(1)
Intangible assets, net............................    3,297        415        1,216(2)       8,820
Deferred charges and other noncurrent assets......      344                                    344
                                                     ------     ------       ------        -------
          Total assets............................   $8,970     $1,707       $5,936        $16,613
                                                     ======     ======       ======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities...............................   $  976     $  374                     $ 1,350
Long-term debt....................................    1,362        900       $  450(1)       2,712
Deferred income taxes.............................      711         34        1,216(2)       1,961
Deferred credits and other liabilities............       86         24                         110
                                                     ------     ------       ------        -------
          Total liabilities.......................    3,135      1,332        1,666          6,133
                                                     ------     ------       ------        -------

Minority interests in consolidated wireless
  systems.........................................      306         82                         388
                                                     ------     ------       ------        -------
Redeemable preferred stocks:
  5.143% Class D Cumulative Preferred Stock,
     Series 1998..................................                              825(1)         825
  5.143% Class E Cumulative Preferred Stock,
     Series 1998..................................                              825(1)         825
                                                                             ------        -------
                                                                              1,650          1,650
                                                                             ------        -------
Stockholders' equity:
  Preferred stock and additional paid-in capital:
     6% Class B Mandatorily Convertible Preferred
       Stock, Series 1996.........................      500                                    500
     4.25% Class C Convertible Preferred Stock,
       Series 1996................................      541                                    541
  Common stock and additional paid-in capital.....    4,079                   2,913(1)       6,992
  Retained earnings...............................      415                                    415
  Cumulative translation adjustment...............      (32)                                   (32)
  Other...........................................       26                                     26
  Stockholders' equity -- NewVector...............                 293         (293)(1)
                                                     ------     ------       ------        -------
          Total stockholders' equity..............    5,529        293        2,620          8,442
                                                     ------     ------       ------        -------
               Total liabilities and stockholders'
                 equity...........................   $8,970     $1,707       $5,936        $16,613
                                                     ======     ======       ======        =======

     See Explanatory Notes to the Pro Forma Consolidated Combined Financial
                                  Statements.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   UNAUDITED

                                                          AS REPORTED                        PRO FORMA
                                                     ----------------------    PRO FORMA     NEWVECTOR
                                                     AIRTOUCH    NEWVECTOR    ADJUSTMENTS      MERGER
                                                     ---------   ----------   ------------   ----------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.................................   $ 3,594     $ 1,428                     $ 5,022
                                                      -------     -------                     -------
Operating expenses:
  Cost of revenues.................................       846         344                       1,190
  Selling and customer operations expenses.........       990         321                       1,311
  General, administrative, and other expenses......       503         229                         732
  Depreciation and amortization expenses...........       549         178        $  219(3)        946
                                                      -------     -------        ------       -------
Total operating expenses...........................     2,888       1,072           219         4,179
                                                      -------     -------        ------       -------
Operating income...................................       706         356          (219)          843
Equity in net income (loss) of unconsolidated
  wireless                                                                         (112)(4)
  systems..........................................       200           3           (10)(5)        81
Minority interests in net (income) loss of
  consolidated wireless interests..................      (119)        (42)                       (161)
Interest income....................................        18                                      18
Interest expense...................................       (90)         (6)          (78)(6)      (174)
Foreign exchange gain..............................         8                                       8
Miscellaneous income (expense).....................        (9)          1                          (8)
                                                      -------     -------        ------       -------
Income before income taxes and preferred
  dividends........................................       714         312          (419)          607
Income tax expense (benefit).......................       266         122          (146)(7)       242
                                                      -------     -------        ------       -------
Income before preferred dividends..................       448         190          (273)          365
Preferred dividends................................        54                        85(8)        139
                                                      -------     -------        ------       -------
Net income (loss) applicable to common
  stockholders.....................................   $   394     $   190        ($ 358)      $   226
                                                      =======     =======        ======       =======
Net income (loss) applicable to common
  stockholders -- per share:
  Basic and diluted................................   $  0.78                                 $  0.40
                                                      =======                                 =======
Weighted average shares outstanding (in
  thousands).......................................   503,883                                 563,330
                                                      =======                                 =======

See Explanatory Notes to the Pro Forma Condensed Combined Financial Statements.

     Basis of Presentation. On the Effective Date, AirTouch acquired NewVector and Media's interest in PrimeCo pursuant to the Agreement and Plan of Merger dated as of January 29, 1998 among U S WEST, Inc., Media, NewVector, U S WEST PCS Holdings, Inc. ("Holdings") and AirTouch (the "Agreement"), filed as Exhibit
2.1 to AirTouch's Current Report on Form 8-K, Date of Report: January 29, 1998. On the Effective Date, NewVector and Holdings (the wholly owned subsidiary of Media that held Media's interest in PrimeCo) merged into AirTouch, with AirTouch surviving.

     In the Merger, AirTouch issued approximately 59.4 million shares of AirTouch's Common Stock with an approximate fair value of $2.9 billion based on the closing price of $49 on the Effective Date. AirTouch also issued 825,000 shares of AirTouch's 5.143% Class D Cumulative Preferred Stock, Series 1998 and 825,000 shares of its 5.143% Class E Cumulative Preferred Stock, Series 1998 (together, the "Preferred Stock"), having an aggregate value of approximately $1.65 billion with a liquidation amount of $1,000 per share. The dividend on the Preferred Stock was based on the interest rate for 30-year Treasury Bonds on the Effective Date, minus 0.67% per annum. Finally, in the Merger, AirTouch assumed $1.35 billion of debt associated with the acquired businesses, which it refinanced through the issuance of a corresponding amount of commercial paper.

     In accordance with APB Opinion No. 16, "Business Combinations," the purchase price recorded is based on the fair value of the Common Stock and Preferred Stock issued pursuant to the Merger as of the Effective Date. Pro forma net income applicable to common stockholders per share is calculated based on income after deducting dividends for the Preferred Stock totaling $85 million for the year ended December 31, 1997 and on a weighted average number of shares outstanding of approximately 563.3 million as of December 31, 1997.

     In these unaudited Pro Forma Condensed Combined Financial Statements, the purchase price includes estimates for certain post closing adjustments. Although the total consideration may vary according to the effects of finalizing such post closing adjustments, the final purchase price is not expected to have a materially different effect from that shown in these Pro Forma Condensed Combined Financial Statements.

     The purchase price for the acquisition of NewVector and Media's interest in PrimeCo, exclusive of expenses related thereto and the assumption of NewVector and PrimeCo debt totaling $1.35 billion, is summarized below (in millions of dollars):

Value of Common Stock.......................................  $2,913
Value of Preferred Stock....................................   1,650
                                                              ------
Total purchase price........................................  $4,563
                                                              ======

     The acquisition of NewVector and Media's interest in PrimeCo is accounted for by AirTouch under the purchase method of accounting in accordance with APB Opinion No. 16, "Business Combinations," and the acquired PrimeCo interest is accounted for under the equity method in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Accordingly these methods of accounting have been applied in the Pro Forma Condensed Combined Financial Statements.

     Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the Effective Date. Estimates of the fair values of NewVector's assets and liabilities have been combined with recorded values of the assets and liabilities of AirTouch and subsidiaries in the unaudited Pro Forma Condensed Combined Financial Statements. Under the equity method of accounting, the purchase price of Media's interest in PrimeCo is allocated in a similar manner to the purchase method described above. Also, AirTouch recognizes its acquired share of the financial condition, together with related identifiable intangibles and goodwill, on one line in the Pro Forma Condensed Combined Balance Sheet, and its share of operating results of PrimeCo, together with related amortization expense, on one line in the Pro Forma Condensed Combined Statement of Income.

     The allocation of the purchase price as reflected in the Pro Forma Condensed Combined Financial Statements is preliminary. Accordingly, changes are expected as valuations and appraisals of assets and liabilities are completed and additional information becomes available. Although AirTouch cannot ascertain what those changes would be, such changes could be material. The financial results of NewVector and

PrimeCo after December 31, 1997 will affect the allocation of the purchase price. As a result, actual amounts will differ from those stated in the Pro Forma Condensed Combined Financial Statements.

  Pro Forma Adjustments

1. Records the Merger assuming estimated professional fees of $12 million (primarily legal, investment bankers' and accountants' fees) related to the Merger are paid from AirTouch's available cash. For Pro Forma Financial Statement purposes, as-reported amounts for NewVector's and PrimeCo's net assets have been estimated to approximate fair value. This entry includes $840 million for the combined purchase price and debt assumed related to the acquired interest in PrimeCo. In addition, the entry allocates the full amount of the excess purchase price over adjusted net assets acquired of NewVector to identifiable intangible assets and goodwill. The excess purchase price related to the acquired interest in PrimeCo was allocated to goodwill for purposes of determining AirTouch's equity in PrimeCo's results of operations.

AGGREGATE PURCHASE PRICE

                                                       DECEMBER 31, 1997
                                                 ------------------------------
                                                 NEWVECTOR    PRIMECO    TOTAL
                                                 ---------    -------    ------
Total purchase price...........................   $4,173       $390      $4,563
PLUS: Net deficit (after adjustments, including
  debt assumed)................................      122         25         147
                                                  ------       ----      ------
Excess purchase price..........................   $4,295       $415      $4,710
                                                  ======       ====      ======

2. Records the deferred tax liability related to identifiable intangible assets and a corresponding adjustment to goodwill (see Note 3). AirTouch is required to record deferred tax liabilities for the temporary differences between the initial assigned values to the identifiable intangible assets and their tax bases. The deferred tax liabilities will be amortized over the useful lives of the related identifiable intangible assets. Goodwill is considered a residual for which no related deferred tax liability is recorded.

3. Records the amortization expense for NewVector's identifiable intangible assets and goodwill. For purposes of calculating the amortization of intangibles, management has preliminarily estimated that approximately $413 million relates to customer lists and $2,574 million relates to FCC licenses. The remaining excess purchase price of $1,308 million was allocated to goodwill, together with $12 million of Merger-related fees and $1,216 million related to deferred tax liability on identifiable intangibles. The amortization period for customer lists is four years and is 40 years for FCC licenses and goodwill.

4. Records AirTouch's acquired share of PrimeCo's net loss for the year ended December 31, 1997 under the equity method of accounting.

5. Records the amortization expense on goodwill for the acquisition of Media's share of PrimeCo. Management has preliminarily estimated that all the excess purchase price be allocated to goodwill. PrimeCo is in its start-up phase and management preliminarily estimates that the book value of its net assets, including its licenses, approximates fair value. The amortization period for goodwill is forty years.

6. Records interest expense accrued on $1,350 million of borrowings related to the Merger, based on assumed average interest rates of 6.6% on estimated fixed-rate borrowings of $800 million and 5.67% on estimated variable-rate borrowings of $550 million. AirTouch borrowed under its commercial paper program to refinance the debt of $1,350 million assumed in the Merger. AirTouch anticipates using the proceeds from the issuance of the Notes and other future debt issues totaling approximately $800 million to retire a portion of the commercial paper. These debt issues under its Registration Statement on Form S-3 (Reg. No. 33-62787) are planned for later in 1998. AirTouch expects an effective interest rate on such debt of approximately 6.6%, based on its long-term debt rating and current Treasury yield. The rate of 5.67% represents the average interest rate on AirTouch's commercial paper during 1997. The effect of a 1/8% change in interest rates on interest expense to pro forma net income of AirTouch is immaterial.

7. Records the income tax effects on the relevant pro forma adjustments arising from the Merger at the combined statutory rate of 40.7%. Relevant pro forma adjustments to the Pro Forma Condensed Combined Statement of Income include interest, amortization expenses and equity in the losses of PrimeCo. Except for the amortization of goodwill, these adjustments were tax-effected at the statutory rate resulting in a net tax benefit of $146 million for the year ended December 31, 1997.

8. Records the dividends on the Preferred Stock of $85 million for the year ended December 31, 1997. The dividend is based on a rate of 5.143%, representing the interest rate on the 30-year Treasury Bond on the Effective Date, minus 0.67% per annum, pursuant to the Agreement.

                             DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes (referred to in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus. Capitalized terms not otherwise defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture.

GENERAL

     The Notes offered hereby constitute a series of Debt Securities under the Indenture dated as of July 16, 1996, as amended (such indenture as so supplemented and amended in accordance with its terms being herein referred to as the "Indenture"), limited to $500 million aggregate principal amount. The Notes will mature on May 1, 2008. The Notes will bear interest at the rate shown in their title from May 1, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year, commencing November 1, 1998, to the persons in whose names the Notes are registered at the close of business on the April 15 or October 15 as the case may be, next preceding such Interest Payment Date. The Notes are not entitled to the benefit of any sinking fund. The Notes will be sold in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

     The covenant provisions of the Indenture described under the caption "Description of the Debt Securities -- Senior Debt Securities" in the accompanying Prospectus will apply to the Notes. The defeasance and discharge provisions of the Indenture described under the caption "Description of the Debt Securities -- Defeasance and Discharge" in the accompanying Prospectus apply to the Notes.

REDEMPTION AT THE OPTION OF THE COMPANY

     The Notes will be redeemable, in whole or in part, at the option of the Company, on any date (a "Redemption Date") at a redemption price equal to the greater of (a) 100% of their principal amount of the Notes to be redeemed and
(b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption
Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided, however, that installments of interest on Notes that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Notes, registered as such at the close of business on the relevant Record Date according to their terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Notes,
(a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United

States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any Redemption Date, (a) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., J.P. Morgan Securities Inc. and Salomon Brothers Inc and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of Notes to be redeemed. If less than all the Notes are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes of such series to be redeemed in whole or in part.

     Unless the Company defaults in payment of the redemption price, on and after any Redemption Date interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered Global Debt Securities (each, a "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as hereinafter set forth, the Notes will be available for purchase in book-entry form only. The term "Depositary" as used in this Prospectus Supplement refers to DTC or any successor depositary.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of persons who have accounts with DTC ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants in such securities through electronic book-entry changes in accounts of such Participants. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     DTC also advises that pursuant to procedures established by it, upon the issuance by the Company of the Notes represented by the Global Notes, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Notes represented by the Global Notes will be limited to Participants or persons that hold interests through Participants. Ownership of such beneficial interests in Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of Participants in the Depositary), or by Participants in the Depositary or persons that may hold interests through such Participants (with respect to persons other than Participants in the Depositary).

     So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented thereby for all purposes under the Indenture and the Notes. Except as hereinafter provided, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by a Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until a Global Note is exchanged in whole or in part for individual certificates evidencing the Notes represented thereby, such Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of such successor Depositary.

     Payments of principal of and interest on the Notes represented by a Global Note will be made by the Company through the Trustee to the Depositary or its nominee, as the case may be, as the registered owner of the Notes. The Company has been advised that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Notes will credit immediately the accounts of the related Participants with payment in amounts proportionate to their respective beneficial interest in the Global Notes as shown on the records of DTC. The Company expects that payments by a Participant to owners of beneficial interests in the Global Notes will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     The Company will recognize DTC or its nominee as the sole registered owner of the Notes for all purposes, including notices and consents. Conveyance of notices and other communications by DTC to Participants, by Participants to the indirect participants, and by Participants and the indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory and regulatory requirements as may be in effect from time to time.

     The Depositary has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose accounts interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such Participant or participants has or have given such direction.

     So long as the Notes are outstanding in the form of Global Notes, registered in the name of DTC or its nominee Cede & Co., (a) all payments of interest on and principal of the Notes shall be delivered only to DTC or Cede & Co., (b) all notices delivered by the Company or the Trustee pursuant to the Indenture shall be delivered only to DTC or Cede & Co. and (c) all rights of the registered owners of Notes under the Indenture, including, without limitation, voting rights, rights to approve, waive or consent, and rights to transfer and exchange Notes, shall be rights of DTC or Cede & Co. THE BENEFICIAL OWNERS OF THE NOTES MUST RELY ON THE PARTICIPANTS OR INDIRECT PARTICIPANTS FOR TIMELY PAYMENTS AND NOTICES AND FOR OTHERWISE MAKING AVAILABLE TO THE BENEFICIAL OWNER RIGHTS OF A REGISTERED OWNER. NO ASSURANCE CAN BE PROVIDED THAT IN THE EVENT OF BANKRUPTCY OR INSOLVENCY OF DTC, A PARTICIPANT OR AN INDIRECT PARTICIPANT THROUGH WHICH A BENEFICIAL OWNER HOLDS INTERESTS IN THE NOTES, PAYMENT WILL BE MADE BY DTC, SUCH PARTICIPANT OR SUCH INDIRECT PARTICIPANT ON A TIMELY BASIS.

     THE COMPANY AND THE TRUSTEE WILL NOT HAVE ANY RESPONSIBILITY, OBLIGATION OR LIABILITY TO ANY PARTICIPANTS, TO ANY INDIRECT PARTICIPANT OR TO ANY BENEFICIAL OWNER WITH RESPECT TO (1) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC, CEDE & CO., ANY PARTICIPANT OR ANY INDIRECT PARTICIPANT, (2) THE PAYMENT BY DTC OR ANY PARTICIPANT OR INDIRECT PARTICIPANT OF ANY AMOUNT WITH RESPECT TO THE PRINCIPAL OF OR INTEREST ON THE NOTES, (3) ANY NOTICE WHICH IS PERMITTED OR REQUIRED TO BE GIVEN TO REGISTERED OWNERS OF NOTES UNDER THE INDENTURE OR (4) ANY CONSENT GIVEN OR OTHER ACTION TAKEN BY DTC AS THE REGISTERED OWNER OF THE NOTES, OR BY PARTICIPANTS AS ASSIGNEES OF DTC AS THE REGISTERED OWNER OF EACH ISSUE OF NOTES. THE RULES APPLICABLE TO DTC ARE ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE PROCEDURES OF DTC TO BE FOLLOWED IN DEALING WITH PARTICIPANTS AND INDIRECT PARTICIPANTS ARE ON FILE WITH DTC. NONE OF THE COMPANY, THE TRUSTEE OR ANY PAYING AGENT WILL HAVE ANY RESPONSIBILITY FOR THE PERFORMANCE BY THE DEPOSITARY, PARTICIPANTS OR INDIRECT PARTICIPANTS OF THEIR RESPECTIVE OBLIGATIONS UNDER THE RULES AND PROCEDURES GOVERNING THEIR OPERATIONS.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     If the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Notes. In addition, if an Event of Default with respect to the Notes shall have occurred and be continuing, the Company may at any time and at its sole discretion determine not to have the Notes in the form of Global Notes, and, and in such event, will issue individual Notes in definitive form in exchange for the Global Notes. In any of the foregoing instances, the Company will issue Notes in definitive form equal in aggregate principal amount to the Global Notes, in such names and in such principal amounts as the Depositary shall direct. Notes so issued in definitive form will be issued as fully registered Notes in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Morgan Stanley & Co. Incorporated...........................    $100,000,000
Lehman Brothers Inc. .......................................     100,000,000
J.P. Morgan Securities Inc. ................................     100,000,000
Salomon Brothers Inc........................................     100,000,000
ABN AMRO Incorporated.......................................      25,000,000
First Chicago Capital Markets, Inc. ........................      25,000,000
RBC Dominion Securities Corporation.........................      25,000,000
Scotia Capital Markets (USA) Inc. ..........................      25,000,000
                                                                ------------
          Total.............................................    $500,000,000
                                                                ============

     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated take and pay for all of the Notes if any are taken.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount. Any Underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of any of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. In addition, to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Notes in the offering, if the Underwriter repurchases previously distributed Notes in transactions to cover Underwriter short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, the Underwriters or their affiliates engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

PROSPECTUS

                                 $2,000,000,000

                         AIRTOUCH COMMUNICATIONS, INC.
       COMMON STOCK, PREFERRED STOCK, DEPOSITARY SHARES, DEBT SECURITIES, COMMON STOCK WARRANTS, PREFERRED STOCK WARRANTS, THIRD PARTY WARRANTS,
       DEBT WARRANTS, STOCK PURCHASE CONTRACTS, AND STOCK PURCHASE UNITS

                                ATI FINANCING I
                                ATI FINANCING II
            PREFERRED SECURITIES, GUARANTEED TO THE EXTENT SET FORTH
                    HEREIN BY AIRTOUCH COMMUNICATIONS, INC.

     AirTouch Communications, Inc. (the "Company" or "AirTouch"), a Delaware corporation, directly or through agents, dealers or underwriters designated from time to time, or counterparties with whom the Company may enter into hedging transactions (the "Counterparties"), may sell from time to time up to $2,000,000,000 (or, if applicable, the equivalent thereof in other currencies) in the aggregate, subject to the limitations set forth below, of (a) shares of common stock, $0.01 par value per share, of the Company ("Common Stock"), (b) shares of preferred stock, $0.01 par value per share, of the Company ("Preferred Stock"), in one or more series, (c) depositary shares of the Company ("Depositary Shares"), (d) unsecured senior or subordinated debt securities of the Company ("Debt Securities"), (e) options, warrants and other rights to purchase shares of Common Stock ("Common Stock Warrants") or shares of Preferred Stock ("Preferred Stock Warrants"), (f) options, warrants and other rights to purchase shares of capital stock or debt of another corporation or other entity ("Third Party Warrants"), (g) options, warrants and other rights to purchase Debt Securities ("Debt Warrants"), (h) stock purchase contracts ("Stock Purchase Contracts") to purchase Common Stock or Preferred Stock or (i) stock purchase units ("Stock Purchase Units") each representing ownership of a Stock Purchase Contract and Preferred Stock, Debt Securities, debt obligations of third parties, including the United States of America or agencies or instrumentalities thereof ("U.S. Obligations") or Preferred Securities (as defined below), securing the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contract, or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

     ATI Financing I and ATI Financing II, each of which is a statutory business trust formed under the laws of the State of Delaware (each an "ATI Trust") and the Common Securities of which will be wholly-owned by the Company at the time of issuance of Preferred Securities, may offer preferred securities representing undivided beneficial interests in the assets of the respective ATI Trust ("Preferred Securities"). The payment of periodic cash distributions with respect to Preferred Securities of each of the ATI Trusts out of moneys held by each of the ATI Trusts, and payments on liquidation, redemption or otherwise with respect to such Preferred Securities, will be guaranteed by the Company to the extent described herein (each a "Guarantee"). See "Description of the Guarantees." The Company's obligations under the Guarantees are subordinate and junior in right of payment to all other liabilities of the Company and rank pari passu with the most senior Preferred Stock, if any, issued from time to time by the Company. In the event an ATI Trust issues Preferred Securities or Common Securities (as defined herein), the proceeds to such ATI Trust from such offering will be invested in subordinated Debt Securities, which will be issued and sold in one or more series by the Company to such ATI Trust or the trustee of such trust. The subordinated Debt Securities purchased by an ATI Trust may be subsequently distributed pro rata to holders of Preferred Securities or Common Securities in connection with the dissolution of such ATI Trust upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     ADDITIONAL INFORMATION REGARDING THE SECURITIES IS SET FORTH ON THE INSIDE FRONT COVER.

     FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES, SEE "GENERAL DESCRIPTION OF SECURITIES AND RISK FACTORS" ON PAGE 6.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                  The date of this Prospectus is July 2, 1996

     The Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Common Stock Warrants, Preferred Stock Warrants, Third Party Warrants, Debt Warrants, Stock Purchase Contracts, Stock Purchase Units, Preferred Securities and Guarantees are collectively referred to herein as the "Securities."

     The Company, either ATI Trust or Counterparties may sell the Securities to or through underwriters, dealers or agents or directly to purchasers. See "Plan of Distribution." The Company and each ATI Trust reserve the sole right to accept and, together with their respective agents from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. The accompanying Prospectus Supplement sets forth, among other things, the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, and any applicable fee, commission or discount arrangements with them.
                            ------------------------

     All specific terms of the offering and sale of Securities, including the initial public offering price, aggregate amount, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be utilized in connection with the sale of the Securities, will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"). With respect to the Preferred Stock, the related Prospectus Supplement will set forth, among other things, the specific designation, rights, preferences, privileges and restrictions thereof, including dividend rate or rates (or method of ascertaining the same), dividend payment dates, voting rights, liquidation preference, and any conversion, exchange, redemption or sinking fund provisions. With respect to the Debt Securities, the related Prospectus Supplement will set forth, among other things, the specific designation, rights and restrictions, including whether they are senior or subordinated, the currencies or currency units in which they are denominated, the aggregate principal amount, the maturity, rate (or method of ascertaining the same) and time of payment of interest, and any conversion, exchange, redemption or sinking fund provisions. With respect to the Common Stock Warrants, Preferred Stock Warrants, Third Party Warrants and Debt Warrants, the related Prospectus Supplement will contain, among other things, a description of the Common Stock, Preferred Stock, capital stock or debt of such third party and Debt Securities, respectively, for which each warrant will be exercisable and the exercise price, duration, detachability, call provisions and other principal terms of such Warrants. With respect to the Stock Purchase Contracts, the related Prospectus Supplement will set forth, among other things, the designation and number of shares of Common Stock or Preferred Stock issuable thereunder, the purchase price of the Common Stock or Preferred Stock, the date or dates on which the Common Stock or Preferred Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contracts or visa versa, and the terms of the offering and sale thereof. In the case of Stock Purchase Units, the related Prospectus Supplement will set forth, among other things, the specific terms of the Stock Purchase Contracts and any Preferred Stock, Debt Securities or debt obligations of third parties or Preferred Securities securing the holder's obligation to purchase the Preferred Stock or Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof. With respect to the Preferred Securities, the related Prospectus Supplement will set forth, among other things, the specific designation, rights, preferences, privileges and restrictions thereof, including dividend rate or rates (or method of ascertaining the same), dividend payment dates, voting rights, liquidation preference, and any conversion, exchange, redemption or sinking fund provisions, the terms upon which the proceeds of the sale of the Preferred Securities will be used to purchase a specific series of subordinated Debt Securities of the Company and the terms upon which the obligations of the ATI Trust to make periodic cash distributions on the Preferred Securities or make payments upon liquidation or dissolution of the ATI Trust or upon redemption of the Preferred Securities, to the extent funds are available therefor, shall be unconditionally guaranteed by AirTouch.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON ANY STOCK EXCHANGE ON WHICH THE SECURITIES ARE LISTED, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 INDEX OF TERMS

                                     PAGE ON
                                    WHICH TERM
               TERM                 IS DEFINED
               ----                 ----------
Acquiring Party....................      7
AirTouch...........................      1
ATI Trust..........................      1
ATI Trustees.......................      5
Certificate of Incorporation.......      6
Code...............................     28
Commission.........................      3
Common Securities..................      5
Common Securities Guarantees.......     25
Common Stock.......................      1
Common Stock Warrants..............      1
Company............................      1
Counterparties.....................      1
Debt Depositary....................     12
Debt Securities....................      1
Debt Warrants......................      1
Debt Warrant Agent.................     22
Debt Warrant Agreement.............     22
Declaration........................      5
Delaware Trustee...................      6
Deposit Agreement..................      9
Depositary.........................      9
Depositary Receipts................      9
Depositary Shares..................      1
ERISA..............................     28
Exchange Act.......................      3
Global Debt Securities.............     12
Guarantee..........................      1
Guarantee Payments.................     25
Guarantee Trustee..................     24
Indentures.........................     11
Mandatory Debt Securities..........     13
Permitted Offer....................      7
Preferred Securities...............      1

                                     PAGE ON
                                    WHICH TERM
               TERM                 IS DEFINED
               ----                 ----------
Preferred Stock....................      1
Preferred Stock Warrants...........      1
Prospectus Supplement..............      2
Property Trustee...................      6
Redemption Price...................      8
Registration Statement.............      4
Regular Trustees...................      5
Rights.............................      7
Rights Plan........................      7
Securities.........................      2
Securities Act.....................      4
Senior Debt Securities.............     11
Senior Indenture...................     11
Sponsor............................      5
Stock Purchase Contracts...........      1
Stock Purchase Units...............      1
Stock Warrants.....................     20
Stock Warrant Agent................     20
Stock Warrant Agreement............     20
Stock Warrant Provisions...........     20
Subordinated Debt Securities.......     11
Subordinated Indenture.............     11
Subscription Right.................      7
Third Party Company................     12
Third Party Registration
  Statement........................     12
Third Party Securities.............     12
Third Party Warrant Agent..........     21
Third Party Warrant Agreement......     21
Third Party Warrants...............      1
Trust Indenture Act................      5
Trust Securities...................      5
U.S. Dollar, Dollar, U.S. $, $.....      3
U.S. Obligations...................      1
Voluntary Debt Securities..........     13

                            ------------------------

     References herein to "U.S. dollar," "dollar," "U.S.$" or "$" are to the lawful currency of the United States of America.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning AirTouch Communications, Inc. can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Regional Offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     The Company and the ATI Trusts have filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

     No separate financial statements of the ATI Trusts have been included herein. The Company does not consider that such financial statements would be material to holders of the Securities because: (i) the Company, a reporting company under the Exchange Act, owns, directly or indirectly, all of the voting securities of each ATI Trust, (ii) neither ATI Trust has any independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the ATI Trusts and investing the proceeds thereof in subordinated Debt Securities, and (iii) the obligations of each ATI Trust to make periodic cash payments on Preferred Securities and payments upon liquidation or dissolution of such ATI Trust or upon redemption of the Preferred Securities, to the extent funds are available therefor, are unconditionally guaranteed by the Company. See "Description of the Guarantees," "Description of the Preferred Securities" and "Description of the Debt Securities -- Subordinated Debt Securities."

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference:

     (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

     (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995;

     (c) the Company's Current Report on Form 8-K, date of Report: June 30,
1995;

     (d) the Company's Current Report on Form 8-K, date of Report: September 20, 1995;

     (e) the Company's Current Report on Form 8-K, date of Report: October 10, 1995;

     (f) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A-1 filed June 21, 1996 and by Form 10-K/A-2 filed June 28, 1996;

     (g) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     (h) the Company's Current Report on Form 8-K, date of Report: January 17, 1996;

     (i) the Company's Current Report on Form 8-K, date of Report: April 5,
1996;

     (j) the Company's Current Report on Form 8-K, date of Report: April 25,
1996;

     (k) the Company's Current Report on Form 8-K, date of Report: May 14, 1996; and

     (l) the Company's Current Report on Form 8-K, date of Report: July 2, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the Registration Statement shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the information that has been incorporated by reference in the Prospectus or any Prospectus Supplement, excluding exhibits. Requests should be directed to: Investor Relations, AirTouch Communications, Inc., One California Street, San Francisco, California 94111, telephone number: (415) 658-2000.

                         AIRTOUCH COMMUNICATIONS, INC.

     AirTouch Communications, Inc. is one of the world's leading wireless telecommunications companies, with significant cellular interests in the United States, Western Europe and Asia. In the United States, the Company controls or shares control over cellular systems in ten of the thirty largest markets, including Los Angeles, San Francisco, San Diego, Detroit and Atlanta. Internationally, the Company holds significant ownership interests, with board representation and substantial operating influence, in national cellular systems operating in Germany, Japan, Portugal, Sweden, Belgium, Italy, Spain and South Korea, in a regional system in Madras, India, and in systems under construction in Poland and in Madhya Pradesh, India. The Company is also one of the leading providers of paging services in the United States.

     The Company's executive offices are located at One California Street, San Francisco, California, 94111, telephone number (415) 658-2000.

                                 THE ATI TRUSTS

     Each of ATI Financing I and ATI Financing II is a statutory business trust formed under Delaware law pursuant to (i) a separate declaration of trust executed by the Company, as sponsor for such trust (the "Sponsor"), and the ATI Trustees (as defined herein) of such trust and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware on September 19, 1995. The declarations will be amended and restated in their entirety (each as so amended and restated a "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be qualified as Indentures under the Trust Indenture Act of 1939. Each ATI Trust exists for the exclusive purposes of (i) issuing the Preferred Securities and common securities representing undivided beneficial interests in the assets of the Trust (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities"), (ii) investing the proceeds received by the ATI Trust from the sale of the Trust Securities in subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. All of the Common Securities will be directly or indirectly owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that, upon an event of default under a Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will directly or indirectly acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of each ATI Trust. Each ATI Trust has a term of approximately 55 years but may terminate earlier, as provided in each Declaration. Each ATI Trust's business and affairs will be conducted by the trustees (the "ATI Trustees") appointed by the Company as the direct or indirect holder of all the Common Securities. The holder of the Common Securities of an ATI Trust will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the ATI Trustees therefor. The duties and obligations of the ATI Trustees shall be governed by the Declaration of such ATI Trust. A majority of the ATI Trustees of each ATI Trust will be persons who are employees or officers of or who are affiliated with the Company (the "Regular Trustees"). In certain limited circumstances set forth in a Prospectus Supplement, the holders of a majority of the Preferred Securities will be entitled to appoint one additional Regular Trustee who need not be an employee or officer of or otherwise affiliated with ATI. One ATI Trustee of each ATI Trust will be a financial institution that is not affiliated with the Company and has combined capital and surplus of not less than $100,000,000, which shall act as property trustee and as indenture trustee for the purposes of the Trust Indenture Act of 1939, as amended (the "Trust Indenture

Act"), pursuant to the terms set forth in a Prospectus Supplement (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, one ATI Trustee of each ATI Trust will have a principal place of business or reside in the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to the ATI Trusts and the offering of the Trust Securities.

     The office of the Delaware Trustee for each AirTouch Trust is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware. The address for each ATI Trust is c/o the Company, the Sponsor of each Trust, at One California Street, San Francisco, California 94111.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of Securities offered hereby will be used for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to combined fixed charges on a historical basis from continuing operations of the Company for the periods indicated. For the purpose of calculating this ratio, earnings consist of income before cumulative effect of accounting change and income taxes and fixed charges included in pre-tax income, adjusted for minority interests in income of certain consolidated wireless systems and equity in net losses and distributed net income of certain less-than-fifty-percent-owned unconsolidated wireless systems. Fixed charges include interest on indebtedness and the portion of rental expense representative of the interest factor.

                               YEARS ENDED DECEMBER 31,
THREE MONTHS ENDED    -------------------------------------------
  MARCH 31, 1996      1995      1994      1993     1992     1991
------------------    -----    -------    -----    -----    -----
       5.3             7.2      10.4       6.0      2.4      3.4

               GENERAL DESCRIPTION OF SECURITIES AND RISK FACTORS

     The Company may offer under this Prospectus shares of Common Stock or Preferred Stock, Debt Securities, Common Stock Warrants, Preferred Stock Warrants, Third Party Warrants, Debt Warrants, Stock Purchase Contracts or Stock Purchase Units or any combination of the foregoing, either individually or as units consisting of one or more Securities. Each ATI Trust may offer under this Prospectus Preferred Securities. The aggregate offering price of Securities offered by the Company or any ATI Trust under this Prospectus will not exceed $2,000,000,000 (or the equivalent thereof in other currencies). CERTAIN OF THE SECURITIES TO BE OFFERED HEREBY THEMSELVES INVOLVE A HIGH DEGREE OF RISK. SUCH RISKS WILL BE SET FORTH IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH SECURITY. IN ADDITION, CERTAIN RISK FACTORS RELATING TO THE COMPANY'S BUSINESS ARE SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 1995, BEGINNING ON PAGE 4 UNDER THE HEADING "INVESTMENT CONSIDERATIONS."

                        DESCRIPTION OF THE COMMON STOCK

GENERAL

     Under the Company's Certificate of Incorporation (the "Certificate of Incorporation"), the Company is authorized to issue up to 1.1 billion shares of Common Stock. The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company. Holders of shares of Common Stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of the Company. The holders of Common Stock are entitled to receive dividends, if any, as and when declared from time to time by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the net assets of the Company available for distribution to holders of Common Stock. The shares of Common Stock currently outstanding are fully paid and nonassessable.

CERTAIN CERTIFICATE OF INCORPORATION PROVISIONS

     Certain provisions in the Company's Certificate of Incorporation and By-laws may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions require that the Company's Board of Directors be divided into three classes that are elected for staggered three-year terms; provide that stockholders may act only at annual or special meetings and may not act by written consent; do not permit stockholders to cumulate votes in the election of directors; authorize the directors of the Company to determine the size of the Board of Directors; require a vote of 66 2/3% of the shares outstanding for the amendment of any of the foregoing provisions; require that stockholder nominations for directors be made to the Nominating Committee of the Company prior to a meeting of stockholders or pursuant to timely notice; provide that special meetings of stockholders may be called only by certain officers of the Company or by the Board of Directors; and authorize the Board of Directors to establish one or more series of Preferred Stock, without any further stockholder approval, having rights, preferences, privileges and limitations that could impede or discourage the acquisition of control of the Company.

RIGHTS AGREEMENT

     The Company's Board of Directors has adopted a shareholder rights plan (the "Rights Plan") that provides for the distribution of rights ("Rights") to holders of outstanding shares of Common Stock. Except as set forth below, each Right, when exercisable, entitles the holder thereof to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $80 per share, subject to adjustment. The Rights do not have voting rights.

     Initially, the Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will not separate from the Common Stock and will not be exercisable until the earlier of either (i) a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of securities representing 10% or more of the Common Stock of the Company (an "Acquiring Party") or (ii) 10 days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of affiliated persons becoming an Acquiring Party. The Rights will expire on the earliest of (x) September 19, 2004, (y) consummation of a merger transaction with a person or group acquiring Common Stock pursuant to a Permitted Offer (defined below), or (z) redemption by the Company, as described below.

     In the event that a person has become an Acquiring Party, proper provision will be made so that each holder of a Right (other than an Acquiring Party) will thereafter have the right (the "Subscription Right") for a 60-day period to receive, upon the exercise of the Right by the holder at the then current exercise price, that number of shares of Common Stock of the Company (or of Series A Preferred Stock or other common stock equivalents if all Common Stock has been issued) which would have a market value at the time of such transaction of two times the exercise price for each Right. This provision of the Rights Plan does not apply, however, to a tender offer or exchange offer for all outstanding shares of the Company's Common Stock at a price and on terms determined by at least a majority of the disinterested members of the Board of Directors to be in the best interests of the Company and its shareholders (a "Permitted Offer").

     If, after a public announcement has been made that a person has become an Acquiring Party, either (i) the Company is involved in a merger or other business combination (other than with a person who acquired shares pursuant to a Permitted Offer) or (ii) 50% or more of the Company's assets are sold in one or a series of transactions, proper provision will be made so that each holder of a Right (other than an Acquiring Party) will thereafter have the right to receive, upon the exercise of the Right by the holder at the then current exercise price, that number of shares of Common Stock of the Company or of the acquiring company

(whichever remains as the surviving corporation under the terms of the merger or consolidation) which would have a market value at the time of such transaction of two times the exercise price for each Right.

     The Board of Directors, at its option, may at any time after a person becomes an Acquiring Party (but not after the acquisition by such person of 50% or more of the outstanding Common Stock) exchange on behalf of the Company all or part of the then outstanding and exercisable Rights for shares of Common Stock (or Common Stock equivalents), at an exchange ratio of one share of Common Stock or equivalent for each Right.

     At any time prior to the earlier to occur of either (i) a person becoming an Acquiring Party or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). After a person becomes an Acquiring Party, the Company may also redeem the Rights in whole, but not in part, at the Redemption Price (x) if such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Party or certain other related parties or (y) following an event giving rise to, and the expiration of the 60-day exercise period for, the Subscription Right if and for as long as any Acquiring Party owns less than 10% of the Company's voting securities.

     The Rights Plan may have the effect of delaying, deferring or preventing a change in control of the Company without further action of the stockholders and therefore could have a depressive effect on the price of the Common Stock.

LISTING

     The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "ATI."

                       DESCRIPTION OF THE PREFERRED STOCK

     Under the Certificate of Incorporation, the Board of Directors of the Company may direct the issuance of up to 50 million shares of Preferred Stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by the Board of Directors pursuant to a certificate of designation without any further vote or action by the Company's stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. The description of Preferred Stock set forth below and the description of the terms of a particular series of Preferred Stock set forth in the related Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designation relating to that series. The related Prospectus Supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock described in such Prospectus Supplement.

     The rights, preferences, privileges and restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to such series. A Prospectus Supplement relating to each series will specify the terms of the Preferred Stock as follows:

          (a) The maximum number of shares to constitute the series and the distinctive designation thereof;

          (b) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

          (c) The price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

          (d) The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of the series shall be entitled to receive upon the liquidation, dissolution or winding up of the affairs of the Company;

          (e) Whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

          (f) The terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or a third party or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

          (g) The voting rights, if any, on the shares of the series; and

          (h) Any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions thereof.

     As described under "Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).

                      DESCRIPTION OF THE DEPOSITARY SHARES

     The description set forth below and in the related Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission in connection with the offering of fractional interests in such series of the Preferred Stock.

GENERAL

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares, each of which will represent a fractional interest as set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock.

     The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Shares (including dividend, voting, redemption, conversion and liquidation rights). The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control from performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time with notice remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The Company may offer under this Prospectus Senior Debt Securities (as defined below) or Subordinated Debt Securities (as defined below) or any combination of the foregoing. The Debt Securities will represent unsecured general obligations of the Company, and will either (i) rank prior to all subordinated indebtedness of the Company and pari passu with all other unsecured indebtedness of the Company (the "Senior Debt Securities") or (ii) be subordinate in right of payment to certain other debt obligations of the Company (the "Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities may be issued under indentures substantially in the forms filed as exhibits to the Registration Statement. In this Prospectus, the indenture relating to Senior Debt Securities, including any supplements or amendments thereto, is referred to as the "Senior Indenture," the indenture relating to Subordinated Debt Securities, including any supplements or amendments thereto, is referred to as the "Subordinated Indenture," and the Senior Indenture and the Subordinated Indenture are collectively referred to as "Indentures." None of the Indentures will limit the amount of Debt Securities that may be issued thereunder, and each Indenture will provide that Debt Securities may be issued thereunder up to an aggregate principal amount authorized from time to time by the Company and may be payable in any currency or currency unit designated by the Company or in amounts determined by reference to an index. The following summary of certain provisions in the Indentures pursuant to which Debt Securities are issued or in the Debt Security, as the case may be, does not purport to be complete. Such summaries make use of certain terms defined in the Indentures and are qualified in their entirety by reference to the applicable form of Indenture or Debt Security, respectively, filed as an exhibit to the Registration Statement.

     Reference is made to the applicable Prospectus Supplement for any series of Debt Securities for the following terms: (1) the designation of such series of Debt Securities, (2) the aggregate principal amount of such series of Debt Securities, (3) the stated maturity or maturities for payment of principal of such series of Debt Securities and any sinking fund or analogous provisions, (4) the rate or rates at which such series of Debt Securities shall bear interest or the method of calculating such rate or rates of interest and the interest payment dates for such series of Debt Securities, (5) the currencies, currency unit or index in or according to which principal of and interest and any premium on such series of Debt Securities shall be payable (if other than United States Dollars), (6) the redemption date or dates, if any, and the redemption price or prices and other applicable redemption provisions for such series of Debt Securities, (7) whether such series of Debt Securities shall be issued as one or more global debt securities ("Global Debt Securities"), and, if so, the identity of the Depositary (the "Debt Depositary") for such Global Debt Security or Debt Securities, (8) if not issued as one or more Global Debt Securities, the denominations in which such series of Debt Securities shall be issuable (if other than denominations of $1,000 and any integral multiple thereof), (9) the date from which interest on such series of Debt Securities shall accrue, (10) the basis upon which interest on such series of Debt Securities shall be computed (if other than on the basis of a 360-day year of twelve 30-day months),
(11) if other than the principal amount thereof, the portion of the principal amount of such series of Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof pursuant to the Indenture, (12) if other than the Trustee, the person or persons who shall be registrar for such series of Debt Securities, (13) the Record Date, (14) the identity of the Trustee, (15) any covenants of the Company with respect to a series of Debt Securities, (16) whether the Debt Securities are convertible into or exchangeable for Securities, or securities of the Company or Third Party Securities (as herein defined), and the terms of such conversion or exchange, (17) whether the Debt Securities will be issued at an Original Issue Discount and a description of such discount, and
(18) any other term or provision relating to such series of Debt Securities which is not inconsistent with the provisions of the Indenture.

     Except as described in this Prospectus or the accompanying Prospectus Supplement, the Indentures do not contain any covenants specifically designed to protect holders of the Debt Securities against a reduction in the creditworthiness of the Company in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the Debt Securities.

     In the event Debt Securities of any series are to be offered that are convertible into or exchangeable for securities of third parties ("Third Party Securities"), the Prospectus Supplement will identify the Third Party Securities, the Company of such Third Party Securities (the "Third Party Company"), all documents filed by the Third Party Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of such Third Party Company's last completed fiscal year for which a Form 10-K annual report has been filed and the document or documents filed under the Exchange Act which contain a description of the Third Party Securities being sold or, if no such document or documents exist, the Prospectus Supplement will include a description of the Third Party Securities being sold. Third Party Securities will only be securities of third parties that are eligible to use Form S-3 (or any successor form) for primary offerings under the rules and regulations of the Commission or securities that are registered under Section 12 of the Exchange Act. To the extent the Securities Act requires registration of the Third Party Securities by the Third Party Company, such as where the Third Party Company is an affiliate of the Company, in connection with the issuance, conversion and/or exchange of such Debt Securities, the Company will cause the Third Party Company to file a third party registration statement ("Third Party Registration Statement") under the Securities Act. Where the conversion and/or exchange of the Debt Securities would require an effective Third Party Registration Statement at the time of such exchange or conversion, the exchange or conversion will be subject to the effectiveness of such registration statement. For example, Debt Securities that are convertible into or exchangeable for Third Party Securities may be convertible or exchangeable by their terms at the election of the Company or mandatorily at the expiration of a specified period or at other times under specified circumstances ("Mandatory Debt Securities") or may be convertible or exchangeable by their terms at the election of the Debt Holder at any time during a specified period or periods or on a specified date or dates ("Voluntary Debt Securities"). In the case of both Mandatory Debt Securities and Voluntary Debt Securities, if the Company is an affiliate of the Third Party Company, the Third Party Securities into which they may be converted or for which they may be exchanged will be the subject of a registration statement filed under the Securities Act by the Third Party Company prior to any offer of such Mandatory or Voluntary Debt Securities, and a Third Party Registration Statement with respect to such Third Party Securities will have been declared effective prior to any sale of such Mandatory or Voluntary Debt securities, except in the case of Voluntary Debt Securities that are not immediately exercisable or convertible, in which case, such a Third Party Registration Statement would have to be effective, absent an exemption, when the Debt Holder elects to convert such Voluntary Debt Securities into or exchange them for Third Party Securities.

EVENTS OF DEFAULT

     The Indentures define an "Event of Default" with respect to any particular series of the Debt Securities as being any one of the following events: (1) default in the payment of interest on any Debt Security of such series and the continuance of such default for a period of 30 days, or, in the case of the Subordinated Debt Indenture, for a period of 90 days, or (2) default in the payment of all or any part of the principal of or any premium on any Debt Security of such series when due whether at maturity, by proceedings for redemption, by declaration or otherwise, or (3) default in the satisfaction of any sinking fund payment obligation relating to such series of Debt Securities, when due and payable, or (4) failure on the part of the Company to observe or perform in any material respect any other agreements or covenants contained in the Debt Securities of such series, the Indenture or any supplemental indenture relating thereto, specifically contained for the benefit of the Holders of the Debt Securities of such series, and continuance of the default for a period of 90 days after notice has been given to the Company by the Trustee, or to the Company and the Trustee by the Holders of not less than 25% in principal amount of the Debt Securities of such series and all other series so benefited (all series voting as one class) at the time outstanding under the Indenture, or (5) certain events of bankruptcy, insolvency or reorganization involving the Company. An Event of Default with respect to a series of Debt Securities will not necessarily constitute an Event of Default with respect to any other series of Debt Securities. Except as may be described in the accompanying Prospectus Supplement, the Indentures do not contain any Events of Default other than those referred to herein.

     If an Event of Default occurs with respect to the Debt Securities of any one or more particular series and is continuing, the Trustee, by notice to the Company, or the Holders of not less than 25% in principal amount of the outstanding Debt Securities of each such series, by notice in writing to the Company and to the Trustee, may declare the principal amount (or, if the Debt Securities of any such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) of all the Debt Securities of such series, together with any accrued interest, to be immediately due and payable.

     The foregoing provisions, however, are subject to the condition that if, at any time after the principal amount of the Debt Securities of any one or more series (or of all the Debt Securities, as the case may be) shall have been so declared due and payable, and before any judgment or decree for the payment of moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay any matured installments of interest upon all the Debt Securities of such series (or upon all the Debt Securities, as the case may be) and the principal of any and all Debt Securities of such series (or of any and all the Debt Securities, as the case may be) which shall have become due otherwise than by declaration (with interest on overdue installments of interest to the extent permitted by law and on such principal at the rate or rates of interest borne by, or prescribed therefor in, the Debt Securities of such series to the date of such payment or deposit) and the amounts payable to the Trustee under the Indenture and any and all defaults under the Indenture with respect to Debt Securities of such series (or all Debt Securities, as the case may be), other than the non-payment of principal of and any accrued interest on Debt

Securities of such series (or any Debt Securities, as the case may be) which shall have become due by declaration shall have been cured, remedied or waived as provided in the Indenture, then and in every such case the Holders of a majority in principal amount of the Debt Securities of such series (or of all the Debt Securities, as the case may be) then outstanding (such series or all series voting as one class if more than one series are so entitled) by written notice to the Company and to the Trustee, may rescind and annul such declaration and its consequences; but no such rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon.

     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal or any premium or interest on the Debt Securities of the series to which the default relates or to enforce the performance of any provision of such series of Debt Securities or the Indenture.

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series may waive any past Event of Default with respect of such series and its consequences, except a continuing default in the payment of the principal of or any redemption premium or interest on such Debt Securities or in the satisfaction of any sinking fund obligation relating to such series of Debt Securities or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Debt Security so affected.

MODIFICATIONS OF THE INDENTURE

     Each of the Indentures provides that the Company and the Trustee may enter into a supplemental indenture to amend the Indenture or the Debt Securities without the consent of any Debt Security holder: (1) to cure any ambiguity, defect or inconsistency; (2) to permit a successor to assume the Company's obligations under the Indenture as permitted by the Indenture; (3) to eliminate or change any provision of the Indenture if such does not adversely affect the rights of any outstanding Debt Securityholder; (4) to provide for the issuance and establish the terms and conditions of Debt Securities of any series; (5) to add to the covenants of the Company further covenants, restrictions or conditions for the protection of the Holders of all or any particular series of Debt Securities and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions an Event of Default permitting the enforcement of all or any of the several remedies provided in the Indenture; or (6) to appoint, at the request of the Trustee, a successor Trustee for a particular series of Debt Securities to act as such pursuant to the provisions of the Indenture.

     Each of the Indentures and the rights and obligations of the Company and of the Holders of the Debt Securities may be modified or amended at any time with the consent of the Holders of not less than a majority in aggregate principal amount of all series of the Debt Securities at the time outstanding under such Indenture and affected by such modification or amendment (voting as one class); provided, however, that without the consent of the holder of the Debt Securities affected, no such modification or amendment shall, among other things, change the fixed maturity or redemption date thereof, reduce the rate of interest thereon or alter the method of determining such rate of interest, extend the time of payment of interest, reduce the principal amount thereof, reduce any premium payable upon the redemption thereof, or change the coin or currency in which any Debt Securities or the interest thereon are payable or impair the right to institute suit for the enforcement of any such payment, or reduce the percentage of the Holders of such Debt Securities whose consent is required for any such modification or amendment or change the time of payment or reduce the amount of any minimum sinking account or fund payment or modify any provisions of the Indenture relating to the amendment thereof or the creation of a supplemental indenture (unless the change increases the rights of the Holders).

DEFEASANCE AND DISCHARGE

     All liability of the Company in respect to any outstanding Debt Securities shall cease, terminate and be completely discharged if the Company shall (a) deposit with the Trustee, in trust, at or before maturity, lawful money or direct obligations of the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, of the government that issued such currency), or obligations the principal of and interest on which are guaranteed by the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, guaranteed by the government that issued such currency), in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will provide funds sufficient to pay the principal of and interest and any premium to maturity or to the redemption date, as the case may be, with respect to such Debt Securities, and (b) deliver to the Trustee an opinion of counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such discharge. All obligations of the Company to comply with certain covenants applicable to any outstanding Debt Securities, including those described under "Senior Debt Securities" below, shall cease if the Company shall deposit with the Trustee, in trust, at or before maturity, lawful money or direct obligations of the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, of the government that issued such currency), or obligations the principal of and interest on which are guaranteed by the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, by the government that issued such currency), in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will provide funds sufficient to pay the principal of and interest and any premium to maturity or to the redemption date, as the case may be, with respect to such Debt Securities.

CONCERNING THE TRUSTEE

     The Trustee for the Senior Debt Securities and the Trustee for the Subordinated Debt Securities will be identified in the relevant Prospectus Supplement. In certain instances, the Company or the Holders of a majority of the then outstanding principal amount of the Debt Securities issued under an Indenture may remove the Trustee and appoint a successor Trustee. The Trustee may become the owner or pledgee of any of the Debt Securities with the same rights, subject to certain conflict of interest restrictions, it would have if it were not the Trustee. The Trustee and any successor trustee must be a corporation organized and doing business as a commercial bank or trust company under the laws of the United States or of any state thereof or of the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $100,000,000 and subject to examination by federal or state or District of Columbia authority. From time to time and subject to applicable law relating to conflicts of interest, the Trustee may also serve as Trustee under other indentures relating to Debt Securities issued by the Company or affiliated companies and may engage in commercial transactions with the Company and affiliated companies.

SENIOR DEBT SECURITIES

     The Senior Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness for borrowed money of the Company.

     The following covenants will apply to Senior Debt Securities issued under the Senior Indenture unless otherwise provided in the Prospectus Supplement for such Senior Debt Securities:

Restrictions on Indebtedness of Restricted Subsidiaries

     Under the terms of the Senior Indenture, the Company may not permit any Restricted Subsidiary to create, assume, incur or guarantee any Indebtedness other than the following: (i) Indebtedness of a Restricted Subsidiary incurred after the date of the Senior Indenture, provided that immediately after the incurrence of such Indebtedness the aggregate amount of Indebtedness incurred and outstanding pursuant to this exception (i) and not otherwise permitted pursuant to the Senior Indenture does not exceed 5% of Consolidated Net Tangible Assets; (ii) Indebtedness of any entity (other than a PCS Entity) existing at the time such entity becomes a Restricted Subsidiary, such entity is merged into or consolidated with the Company or a Restricted Subsidiary, or the Company or a Restricted Subsidiary acquires all or substantially all of the assets of such entity, provided that immediately after the incurrence of such Indebtedness the aggregate amount of Indebtedness incurred and outstanding pursuant to this exception (ii) and not otherwise permitted pursuant to the Senior Indenture does not exceed 5% of Consolidated Net Tangible Assets; (iii) Indebtedness pursuant to capital leases (including any Japanese leveraged lease or similar cross-border lease transaction), provided that immediately after the incurrence of such Indebtedness, the aggregate amount of Indebtedness incurred and outstanding pursuant to this exception (iii) and not otherwise permitted pursuant to the Senior Indenture does not exceed 10% of Consolidated Net Tangible Assets; (iv) Indebtedness owed to the Company or any Subsidiary of the Company or to any partner or stockholder having at least a 10% ownership interest in such Restricted Subsidiary; (v) Indebtedness of any Restricted Subsidiary existing on the date of the Senior Indenture or owing pursuant to the Zero Coupon Convertible Subordinated Notes due 1999 originally issued by Cellular Communications, Inc.; (vi) Indebtedness of any PCS Entity existing at the time such PCS Entity becomes a Restricted Subsidiary, such PCS Entity is merged into or consolidated with the Company or a Restricted Subsidiary, or the Company or a Restricted Subsidiary acquires all or substantially all of the assets of such PCS Entity; or (vii) Indebtedness of any Restricted Subsidiary constituting any replacement, extension or renewal of any Indebtedness incurred pursuant to exceptions (i) through (vi) above (to the extent such Indebtedness is not increased).

Restrictions on Liens

     Under the terms of the Senior Indenture, the Company will not, and will not permit any Restricted Subsidiary to, incur any Indebtedness secured by a Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property of the Company or a Restricted Subsidiary (such stock, indebtedness and Principal Property being collectively referred to as "Property"), unless the Company secures or causes such Restricted Subsidiary to secure the outstanding Senior Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created ranking equally with the Senior Debt Securities, including guarantees of indebtedness of others) equally and ratably with (or prior to) such Indebtedness, so long as such Indebtedness shall be so secured, provided such restrictions shall not apply in the case of Indebtedness secured by: (i) Liens on Property existing at the time of acquisition thereof or to secure the payment of all or any part of the purchase price thereof or to secure any Indebtedness incurred prior to, at the time of or within 180 days after the acquisition of such Property for the purpose of financing all or any part of the purchase price thereof; (ii) Liens securing Indebtedness owing by a Restricted Subsidiary to the Company or any Subsidiary of the Company; (iii) Liens on Property of any entity, or on the stock, indebtedness or other obligations of such entity, existing at the time (a) such entity becomes a Restricted Subsidiary, (b) such entity is merged into or consolidated with the Company or a Restricted Subsidiary or (c) the Company or a Restricted Subsidiary acquires all or substantially all of the assets of such entity; provided that no such Lien extends to any other Property and provided that such Indebtedness is otherwise permitted pursuant to the Senior Indenture;
(iv) Liens on Property to secure any Indebtedness incurred to provide funds for all or any part of the cost of development of or improvements to such Property;
(v) any Lien on Property to secure Indebtedness or other indebtedness incurred in connection with any financing undertaken in accordance with Section 103 of the Internal Revenue Code of 1986, as amended, or any replacement law; (vi) Liens on the property of the Company or any of its Subsidiaries securing (a) nondelinquent performance of bids or contracts (other than for borrowed money, obtaining of advances or credit or the securing of debt), (b) contingent obligations on surety and appeal bonds, and (c) other nondelinquent obligations of a like nature; in each case, incurred in the ordinary course of business;
(vii) Liens securing obligations in respect of capital leases on assets subject to such leases (including any Japanese leveraged lease or similar cross-border lease transaction), provided that such Indebtedness is otherwise permitted pursuant to the Senior Indenture; and provided further that (a) any such Lien attaches to such property within 180 days after the acquisition thereof and (b) such Lien attaches solely to the property so acquired; (viii) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of set-off or similar rights and remedies as to deposit account or other funds, provided that such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and such deposit account is not intended by the Company or any Subsidiary to provide collateral to the depository institution; (ix) Liens on personal property, other than shares of stock or Indebtedness of any Restricted Subsidiary, to secure loans maturing not more than one year from the date of the creation thereof; (x) Liens on the stock, indebtedness or other obligations of any International Subsidiary, provided that such Liens do not secure Indebtedness of the Company or of any Restricted Subsidiary other than Indebtedness of the type described in clause (v) of the definition of Indebtedness; and (xi) any renewal, extension, or replacement (in whole or in part) of any Lien permitted pursuant to exceptions (i) through (x)
above or of any Indebtedness secured thereby, provided that such extension, renewal or replacement Lien shall be limited to all or any part of the same Property that secured the Lien extended, renewed or replaced (plus improvements on such Property). Notwithstanding the foregoing restrictions, the Company may, and may permit any Restricted Subsidiary to, issue, assume or guarantee Indebtedness secured by Liens on Property which are not otherwise excepted without equally and ratably securing the Senior Debt Securities, provided that the sum of all such Indebtedness then being issued, assumed or guaranteed does not exceed 10% of the Consolidated Net Tangible Assets prior to the time such Indebtedness was issued, assumed or guaranteed.

Restrictions on Sale and Leaseback Transactions

     Under the terms of the Senior Indenture, the Company will not, and will not permit any Restricted Subsidiary to, enter into any arrangement (except for temporary leases for a term of not more than three years, or except for sale or transfer and leaseback transactions involving the acquisition or improvement of Principal Properties provided that the amount of consideration received at the time of sale or transfer by the Company or such Restricted Subsidiary for the property so sold or transferred shall be applied as described in subsection (ii) below) with any bank, insurance company or other lender or investor, or to which any such lender or investor is party, providing for the leasing to the Company or any Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred by the Company or any Restricted Subsidiary to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property unless either (i) the Company or any Restricted Subsidiary could create Indebtedness secured by a Lien under the provisions related to restrictions on Liens on the property to be leased without equally and ratably securing the Senior Debt Securities, or (ii) the Company within the 12 months preceding such sale or transfer or the 12 months following such sale or transfer, regardless of whether such sale or transfer may have been made by the Company or by a Restricted Subsidiary, has applied or applies an amount equal to the greater of (a) the net proceeds of the sale of the property leased pursuant to such arrangement or (b) the fair value of the property so leased at the time of entering into such arrangement (1) to the voluntary retirement of Indebtedness of the Company or of a Restricted Subsidiary or Indebtedness of a Subsidiary guaranteed by the Company which debt matures by its terms more than one year after the date on which it was originally incurred (collectively herein called "funded debt"); provided that there shall be credited against the amount required by subsection
(ii) to be applied to the retirement of funded debt an amount equal to (x) the principal amount of any Senior Debt Securities delivered within the 12 months preceding such sale or transfer or the 12 months following such sale or transfer to the Trustee for voluntary retirement and cancellation, plus (y) the principal amount of funded debt, other than Senior Debt Securities, voluntarily retired by the Company within 12 months before or after such sale; or (2) to the acquisition, development or improvement of a Principal Property or Principal Properties.

Corporate Existence of the Company; Consolidation, Merger, Sale or Transfer

     Under the Senior Indenture, so long as any of the Senior Debt Securities are outstanding, the Company will maintain its corporate existence, will not dissolve, sell or otherwise dispose of all or substantially all of its assets and will not consolidate with or merge into another entity or permit one or more other entities to consolidate with or merge into it; provided that the Company may, without violating the Senior Indenture, consolidate with or merge into another entity or permit one or more other entities to consolidate with or merge into it, or sell or otherwise transfer to another entity all or substantially all of its assets as an entirety and thereafter dissolve, if the surviving, resulting or transferee entity, as the case may be, (i) shall be incorporated and existing under the laws of one of the States of the United States of America, (ii) assumes, if such entity is not the Company, all of the obligations of the Company under the Senior Indenture and (iii) is not, after such transaction, otherwise in default under any provision of the Senior Indenture.

Definitions.

     The following terms have the meanings set forth below when used in this Prospectus Supplement.

     "Attributable Debt" means, when used in connection with a sale and leaseback transaction, at any date as of which the amount thereof is to be determined, the lesser of (i) the fair value of the property subject to the transaction (as determined by the Board of Directors) or (ii) the present value of rent for the remaining term of the lease. Rent shall be discounted to present value at the actual percentage rate inherent in such lease as determined in good faith by the Company, compounded semiannually. Rent is the lesser of (1) rent for the remaining term of the lease assuming it is not terminated or (2) rent from the date of determination until the first possible termination date plus the termination payment then due, if any. The remaining term of a lease includes any period for which the lease has been extended. Rent does not include (a) amounts for maintenance, repairs, insurance, taxes, assessments and similar charges or (b) contingent rent, such as that based on sales. Rent may be reduced by rent that any sublessee must pay from the date of determination for all or part of the same property.

     "Consolidated Net Tangible Assets" means the consolidated total assets of the Company and its subsidiaries as reflected in the Company's most recent balance sheet prepared in accordance with generally accepted accounting principles, less (i) current liabilities (excluding current maturities of long-term debt and obligations under capital leases) and (ii) goodwill, trademarks, patents, and minority interests of others.

     "Domestic Cellular Joint Venture" means the partnership or other joint venture to be formed by the Company and U S WEST, Inc., or their Subsidiaries, pursuant to the Amended and Restated Joint Venture Organization Agreement dated September 30, 1995, as amended from time to time, for the purposes of owning and operating certain of the parties' assets used in the provision of Domestic Cellular Service.

     "Domestic Cellular Service" means the provision of wireless telephony service on the 800 MHz bands in the United States.

     "Indebtedness" means, with respect to any Person, the aggregate amount of, without duplication: (i) all obligations for borrowed money; (ii) all obligations evidenced by debentures, notes or other similar instruments; (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable, accrued commissions and other similar accrued current liabilities in respect of such obligations, in any case not overdue, arising in the ordinary course of business; (iv) all obligations of such Person under any lease (or other agreement conveying the right to use) of property by a Person as lessee or guarantor which would, in conformity with generally accepted accounting principles, be required to be accounted for as a capital lease on the balance sheet of that Person; (v) all obligations or liabilities of others secured by a Lien on any asset owned by such Person or Persons whether or not such obligation or liability is assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property or assets or the amount of the Indebtedness so secured); (vi) all reimbursement obligations of such Person or Persons in respect of any letters of credit or bankers' acceptances related to Indebtedness of such Person or another Person; (vii) all Attributable Debt;
(viii) Redeemable Stock and (ix) all guarantees of Indebtedness of other Persons. The term "Indebtedness" shall not include any obligations of a Person under a Swap Contract.

     "International Subsidiary" means any subsidiary of the Company not engaged in the provision of Domestic Cellular Service and the principal business of which is conducted, or the principal assets of which are located, outside of the United States.

     "Lien" means any lien, mortgage, pledge, security interest, charge, or encumbrance of any kind (including any conditional sale or other title retention agreement or any lease in the nature thereof) and any agreement to give or refrain from giving any lien, mortgage, pledge, security interest, charge, or other encumbrance of any kind.

     "PCS Entity" means any Person primarily engaged in the business of personal communications services, defined as radio communications operating in the "broadband PCS" bands, namely the 1850-1890 MHz, 1930-1970 MHz, 2130-2150 MHz, and 2180-2200 MHz bands, including Persons who primarily provide support services or equipment for personal communications services.

     "Principal Property" means land, land improvements, buildings and associated equipment or property owned or leased pursuant to a capital lease and used by the Company or a Restricted Subsidiary primarily for providing Domestic Cellular Service and located within the United States of America and having a book value in excess of 2% of Consolidated Net Tangible Assets, as of the date of such determination, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by resolution of the Board of Directors of the Company not to be of material importance to the respective businesses conducted by the Company and its Restricted Subsidiaries.

     "Redeemable Stock" means, with respect to any Person, any stock that by its terms matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise.

     "Restricted Subsidiary" means (i) any Subsidiary of the Company which (a) has substantially all of its property in the United States, (b) is primarily engaged in the business of providing Domestic Cellular Service and (c) is in existence on the date of the Senior Indenture, or is designated by the Board of Directors of the Company after such date as a Restricted Subsidiary, and (ii) the Domestic Cellular Joint Venture and its Subsidiaries.

     "Subsidiary" of any specified Person means (i) a corporation, at least a majority of the outstanding securities of which having ordinary voting power (other than securities having such power only by reason of the happening of a contingency) is at such time owned by such Person or by one or more Subsidiaries of such Person; or (ii) a partnership, joint venture, association, or other business entity, if in accordance with generally accepted accounting principles such entity is consolidated with such Person for financial statement purposes.

     "Swap Contract" means any agreement relating to any transaction that is a rate swap, basis swap, forward rate transaction, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other similar transaction (including any option to enter into any of the foregoing) or any combination of the foregoing, and, unless the context otherwise clearly requires, any master agreement relating to or governing any or all of the foregoing, provided that such Swap Contract was entered into for the purpose of managing risks associated with liabilities, commitments or assets of the Company or any Subsidiary and not for speculation.

SUBORDINATED DEBT SECURITIES

     Subordinated Debt Securities may be issued from time to time in one or more series under the Subordinated Debt Indenture. The Subordinated Debt Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

     In the event the Subordinated Debt Securities are issued to an ATI Trust or a trustee of such trust in connection with the issuance of Trust Securities by such ATI Trust, such Subordinated Debt Securities subsequently may be distributed pro rata to the Holders of such Trust Securities in connection with the dissolution of such ATI Trust upon the occurrence of certain events described in the Prospectus Supplement relating to such Trust Securities. Only one series of Subordinated Debt Securities will be issued to an ATI Trust or a trustee of such trust in connection with the issuance of Trust Securities by such ATI Trust.

     Unless otherwise provided in the applicable Prospectus Supplement, if Subordinated Debt Securities are issued to an ATI Trust or a trustee of such trust in connection with the issuance of Trust Securities by such ATI Trust and
(i) there shall have occurred an event that would constitute an Event of Default, (ii) the Company shall be in default with respect to its payment of any obligations under the related Preferred Securities Guarantee or Common Securities Guarantee or (iii) the Company shall have given notice of its election to defer payments of interest on such Subordinated Debt Securities by extending the interest payment period as provided in the Indenture and such period, or any extension thereof, shall be continuing, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock, and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any Debt Securities which rank junior to such Subordinated Debt Securities; provided that the foregoing restriction does not apply to any stock dividends paid by the Company where the dividend stock is of the same class as that of the stock held by the Holders receiving the dividend.

       DESCRIPTION OF THE WARRANTS TO PURCHASE COMMON OR PREFERRED STOCK

     The following statements with respect to the Common Stock Warrants and Preferred Stock Warrants (collectively, the "Stock Warrants") are summaries of, and subject to, the detailed provisions of a warrant agreement ("Stock Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Stock Warrant Agent"), which Stock Warrant Agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Stock Warrant Provisions (the "Stock Warrant Provisions") filed as an exhibit to the Registration Statement or other provisions set forth in the Stock Warrant Agreement which will be filed as an exhibit to or incorporated by reference in the Registration Statement.

GENERAL

     The Stock Warrants may be issued under the Stock Warrant Agreement independently or together with any Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. If Stock Warrants are offered, the related Prospectus Supplement will describe the terms of the Stock Warrants, including without limitation the following: (i) the offering price, if any; (ii) the designation and terms of the Common or Preferred Stock purchasable upon exercise of the Stock Warrants; (iii) the number of shares of Common or Preferred Stock purchasable upon exercise of one Stock Warrant and the initial price at which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the Stock Warrants shall commence, the date on which such right shall expire and whether the Company has the ability to extend the exercise period; (v) Federal income tax consequences;
(vi) call provisions, if any; (vii) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (viii) the antidilution provisions of the Stock Warrants; and (ix) any other terms of the Stock Warrants. The shares of Common or Preferred Stock issuable upon exercise of the Stock Warrants will, when issued in accordance with the Stock Warrant Agreement, be fully paid and nonassessable. If the Company maintains the ability to reduce the exercise price of any Stock Warrant and such right is triggered, the Company will comply with the federal securities laws, including Rule 13e-4 under the Exchange Act, to the extent applicable.

EXERCISE OF STOCK WARRANTS

     Stock Warrants may be exercised in the manner set forth in the Prospectus. Duly exercised Stock Warrants will be delivered by the Stock Warrant Agent to the transfer agent for the Common Stock or the Preferred Stock, as the case may be. Upon receipt thereof, the transfer agent shall deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, the number of shares of Common Stock or Preferred Stock purchased. If fewer than all of the Stock Warrants held by a warrantholder are exercised, the Stock Warrant Agent shall deliver to the exercising warrantholder a new Stock Warrant representing the unexercised Stock Warrants.

ANTIDILUTION PROVISIONS

     The exercise price payable and the number of shares of Common or Preferred Stock purchasable upon the exercise of each Stock Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common or Preferred Stock, respectively, or a combination, subdivision or reclassification of Common or Preferred Stock, respectively. In lieu of adjusting the number of shares of Common or Preferred Stock purchasable upon exercise of each Stock Warrant, the Company may elect to adjust the number of Stock Warrants. No adjustment in the number of shares purchasable upon exercise of the Stock Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Stock Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Stock Warrant shall have the right upon the exercise thereof to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common or Preferred Stock into which such Stock Warrants were exercisable immediately prior thereto.

NO RIGHTS AS STOCKHOLDERS

     Holders of Stock Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

                    DESCRIPTION OF THE THIRD PARTY WARRANTS

     The following statements with respect to the Third Party Warrants are summaries of, and subject to, the detailed provisions of a warrant agreement (the "Third Party Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Third Party Warrant Agent"), which Third Party Warrant Agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Stock Warrant Provisions or the provisions set forth in the form of Debt Securities Warrant Agreement filed as an exhibit to the Registration Statement or other provisions set forth in the Third Party Warrant Agreement which will be filed as an exhibit to or incorporated by reference in the Registration Statement.

GENERAL

     The Third Party Warrants may be issued under the Third Party Warrant Agreement independently or together with any Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. If Third Party Warrants are offered, the related Prospectus Supplement will describe the terms of the warrants, including without limitation the following:
(i) the offering price, if any; (ii) the designation, aggregate principal amount and terms of the Third Party Securities purchasable upon exercise of the warrants; (iii) if applicable, the designation and terms of the Third Party Securities with which the Third Party Warrants are issued and the number of Third Party Warrants issued with each such Third Party Security; (iv) if applicable, the date on and after which the Third Party Warrants and the related Third Party Securities will be separately transferable; (v) the number or principal amount of Third Party Securities purchasable upon exercise of one Third Party Warrant and the price at which such number or principal amount of Third Party Securities may be purchased upon exercise; (vi) the date on which the right to exercise the Third Party Warrants shall commence, the date on which such right shall expire and whether the Company has the ability to extend the exercise period; (vii) Federal income tax consequences; (viii) whether the Third Party Warrants will be issued in registered or bearer form; (ix) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (x) the antidilution provisions of the Third Party Warrants; and (xi) any other terms of the Third Party Warrants. If the Company maintains the ability to reduce the exercise price of any Third Party Warrant and such right is triggered, the Company will comply with the federal securities laws, including Rule 13e-4 under the Exchange Act, to the extent applicable.

     The Prospectus Supplement will identify the Third Party Securities, the Third Party Company, all documents filed by the Third Party Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of such Third Party Company's last completed fiscal year for which a Form 10-K annual report has been filed and the document or documents filed under the Exchange Act which contain a description of the Third Party Securities being sold or, if no such document or documents exist, the Prospectus Supplement will include a description of the Third Party Securities being sold. Third Party Warrants may be offered only with respect to Third Party Securities of Third Party Companies that are eligible to use Form S-3 (or any successor form) for primary offerings under the rules and regulations of the Commission and Third Party Securities that are registered under Section 12 of the Exchange Act. To the extent the Securities Act requires registration of the Third Party Securities by the Third Party Company, such as where the Third Party is an affiliate of the Company, in connection with the issuance and/or exercise of Third Party Warrants, the

Company will cause the Third Party Company to file a Third Party Registration Statement under the Securities Act. Where the exercise of Third Party Warrants would require the Third Party to have an effective Third Party Registration Statement at the time of exercise, the exercise will be subject to the effectiveness of such registration statement.

     For example, if the Company is an affiliate of the Third Party Company, the Third Party Securities that can be acquired upon exercise of the Third Party Warrants will be the subject of a registration statement filed under the Securities Act by the Third Party Company prior to any offer of such Third Party Warrants, and a Third Party Registration Statement will have been declared effective prior to any sale of Third Party Warrants, except in the case of Third Party Warrants which are not immediately exercisable, in which case, such a registration statement would have to be effective, absent an exemption, when the holder of any Third Party Warrants elects to exercise them to acquire Third Party Securities.

     Third Party Warrants may be exchanged for new Third Party Warrants of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the Third Party Warrant Agent, which will be listed in the related Prospectus Supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of Third Party Securities (except as may be otherwise set forth in the Prospectus Supplement).

EXERCISE OF THIRD PARTY WARRANTS

     Third Party Warrants may be exercised in the manner set forth in the Prospectus Supplement. Upon the exercise of Third Party Warrants, the Third Party Warrant Agent will, as soon as practicable, deliver the Third Party Securities in authorized denominations in accordance with the instructions of the exercising warrantholder and at the sole cost and risk of such holder. If less than all of the Third Party Warrants held by a warrantholder are exercised, a new Third Party Warrant will be issued for the remaining amount of Third Party Warrants.

            DESCRIPTION OF THE WARRANTS TO PURCHASE DEBT SECURITIES

     The following statements with respect to the Debt Warrants are summaries of, and subject to, the detailed provisions of a warrant agreement (the "Debt Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Debt Warrant Agent"), which Debt Warrant Agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Debt Securities Warrant Provisions (the "Debt Warrant Provisions") filed as an exhibit to the Registration Statement or other provisions set forth in the Debt Warrant Agreement which will be filed as an exhibit to or incorporated by reference in the Registration Statement.

GENERAL

     The Debt Warrants may be issued under the Debt Warrant Agreement independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. If Debt Warrants are offered, the related Prospectus Supplement will describe the terms of the Debt Warrants, including without limitation the following: (i) offering price, if any; (ii) designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the Debt Warrants; (iii) the principal amount of Debt Securities purchasable upon exercise of the Debt Warrants and the price at which such principal amount of Debt Securities may be purchased upon exercise; (iv) the date or dates on which the right to exercise the Debt Warrants shall commence, the date on which such right shall expire and whether the Company has the ability to extend the exercise period; (v) Federal income tax consequences, if any; (vi) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; and (vii) any other terms of the Debt Warrants.

     Debt Warrants may be exchanged for new Debt Warrants of different denominations and may be presented for registration of transfer at the corporate trust office of the Debt Warrant Agent, which will be listed in the related Prospectus Supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of Debt Securities and are not entitled to payments of principal of and interest, if any, on the Debt Securities.

EXERCISE OF DEBT WARRANTS

     Debt Warrants may be exercised in the manner set forth in the Prospectus Supplement. Upon the exercise of Debt Warrants, the Debt Warrant Agent will, as soon as practicable, deliver the Debt Securities in authorized denominations in accordance with the instructions of the exercising warrantholder and at the sole cost and risk of such holder.

      DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     The Company may issue Stock Purchase Contracts, which are contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to Stock Purchase Contracts upon certain events. The Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units each representing ownership of a Stock Purchase Contract and Debt Securities, Preferred Securities or debt obligations of third parties, including U. S. Obligations, securing the holders' obligations to purchase the Common Stock or the Preferred Stock under the Purchase Contracts.

     In the case of Stock Purchase Units that include debt obligations of third parties, unless a holder of Stock Purchase Units settles its obligations under the Stock Purchase Contracts early through the delivery of consideration to the Company or its agent in the manner discussed below, the principal of such debt obligations, when paid at maturity, will automatically be applied to satisfy the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contracts.

     In the case of Stock Purchase Units that include Debt Securities or Preferred Securities, in the absence of any such early settlement or the election by a holder to pay the consideration specified in the Stock Purchase Contracts prior to the stated settlement date, the Debt Securities or Preferred Securities will automatically be presented to the applicable ATI Trust for redemption at 100% of face or liquidation value and the ATI Trust will present Subordinated Debt Securities in an equal principal amount to the Company for redemption at 100% of principal amount. Amounts received in respect of such redemption will automatically be transferred to AirTouch and applied to satisfy in full the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require the Company to make periodic payments to the holders of the Stock Purchase Units or visa versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     Holders of Stock Purchase Units may be entitled to settle the underlying Stock Purchase Contracts prior to the stated settlement date by surrendering the certificate evidencing the Stock Purchase Units, accompanied by the payment due, in such form and calculated pursuant to such formula as may be prescribed in the Stock Purchase Contracts and described in the applicable Prospectus Supplement. Upon early settlement, the holder would receive the number of shares of Common Stock or Preferred Stock deliverable under such Stock Purchase Contracts, subject to adjustment in certain cases. Holders of Stock Purchase Units may be entitled to exchange their Stock Purchase Units together with appropriate collateral, for separate Stock Purchase Contracts and Preferred Securities, Debt Securities or debt obligations. In the event of either such early settlement or exchange, the Preferred Securities, Debt Securities or debt obligations that were pledged as security for the obligation of the holder to perform under the Stock Purchase Contracts would be transferred to the holder free and clear of the Company's security interest therein.

     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     Each ATI Trust may issue only one series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each ATI Trust authorizes the Regular Trustees of each ATI Trust to issue on behalf of such ATI Trust one series of Preferred Securities. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions, as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. Reference is made to any Prospectus Supplement relating to the Preferred Securities for specific terms including (i) the distinctive designation of such Preferred Securities, (ii) the number of Preferred Securities issued, (iii) the annual distribution rate (or method of determining such rate) for Preferred Securities and the date or dates upon which such distributions shall be payable (provided, however, that distributions on such Preferred Securities shall be payable on a quarterly basis to holders of such Preferred Securities as of a record date in each quarter during which such Preferred Securities are outstanding), (iv) whether distributions on Preferred Securities shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities shall be cumulative, (v) the amount or amounts which shall be paid out of the assets of such trust to the holders of Preferred Securities upon voluntary or involuntary dissolution, winding-up or termination of such ATI Trust, (vi) the obligation, if any, of such ATI Trust to purchase or redeem Preferred Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities issued by such ATI Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation, (vii) the voting rights, if any, of Preferred Securities issued by such ATI Trust in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities, or of Preferred Securities issued by both ATI Trusts as a condition to specified action or amendments to the Declaration of such ATI Trust, (viii) whether the Preferred Securities will be issued in the form of one or more global securities, and (ix) any other relevant rights, preferences, privileges, limitations or restrictions of Preferred Securities issued by such ATI Trust consistent with the Declaration of such trust or with applicable law. All Preferred Securities offered hereby will be guaranteed by the Company to the extent set forth below under "Description of the Guarantees." Certain United States federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

     In connection with the issuance of Preferred Securities, each ATI Trust will issue one series of Common Securities. The Declaration of each ATI Trust authorizes the Regular Trustees to issue on behalf of such ATI Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the Common Securities issued by an ATI Trust will be substantially identical to the terms of the Preferred Securities issued by such trust and the Common Securities will rank pari passu, and payments will be made theron pro rata, with the Preferred Securities except that, upon the occurrence and during the continuation of an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. Except in certain limited circumstances the Common Securities will also carry the right to vote and to appoint, remove or replace any of the ATI Trustees. All of the Common Securities will be directly or indirectly owned by the Company.

                         DESCRIPTION OF THE GUARANTEES

     Set forth below is a summary of information concerning the Guarantees that will be executed and delivered by the Company for the benefit of the Holders, from time to time, of Preferred Securities. Each Preferred Securities Guarantee Agreement under which Guarantees are issued will be qualified as an indenture under the Trust Indenture Act. The trustee under each Guarantee (the "Guarantee Trustee") will be identified in the relevant Prospectus Supplement, and will be a financial institution not affiliated with the Company that has a combined capital and surplus of not less than $100,000,000. The terms of each Guarantee will be those set forth in such Guarantee and those made part of such Guarantee by the Trust Indenture Act.

The summary does not purport to be complete. Such summary makes use of certain terms defined in the Preferred Securities Guarantee Agreement and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. Each Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Preferred Securities of the applicable ATI Trust.

GENERAL

     Pursuant to each Guarantee, the Company will unconditionally agree, to the extent set forth herein, to pay in full to the holders of the Preferred Securities issued by each ATI Trust, the Guarantee Payments (as defined herein) (except to the extent paid by such ATI Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such ATI Trust may have or assert. The following payments with respect to Preferred Securities issued by each ATI Trust (the "Guarantee Payments"), to the extent not paid by such ATI Trust, will be subject to the Guarantee (without duplication): (i) any accrued and unpaid distributions that are required to be paid on such Preferred Securities, but if and only to the extent that in each case the Company has made a payment to the related Property Trustee of interest or principal on the Subordinated Debt Securities held in such ATI Trust as trust assets, (ii) the redemption price, including all accrued and unpaid distributions (the "Redemption Price"), but if and only to the extent that in each case the Company has made a payment to the related Property Trustee of interest or principal on the Subordinated Debt Securities held in such ATI Trust as trust assets with respect to any Preferred Securities called for redemption by such ATI Trust and
(iii) upon a voluntary or involuntary dissolution, winding-up or termination of such ATI Trust (other than in connection with the distribution of Subordinated Debt Securities to the holders of Preferred Securities or the redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment to the extent such ATI Trust has funds available therefor or
(b) the amount of assets of such ATI Trust remaining available for distribution to holders of such Preferred Securities in liquidation of such ATI Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Preferred Securities or by causing the applicable ATI Trust to pay such amounts to such holders.

     Each Guarantee will be a guarantee with respect to the Preferred Securities issued by the applicable ATI Trust from the time of issuance of such Preferred Securities but will not apply to any payment of distributions except to the extent the Company has made a payment to the related Property Trustee of interest or principal on the Subordinated Debt Securities held in such ATI Trust as trust assets. If the Company does not make interest payments on the Subordinated Debt Securities purchased by an ATI Trust, such ATI Trust will not pay distributions on the Preferred Securities issued by such ATI Trust and will not have funds available therefor and such payment obligation will therefore not be guaranteed by the Company under the Guarantees. See "Description of the Preferred Securities; "Description of Debt Securities -- Subordinated Debt Securities."

     The Company's obligations under the Declaration for each ATI Trust, the Preferred Securities Guarantee issued with respect to Preferred Securities issued by that ATI Trust, the Subordinated Debt Securities purchased by that Trust and the related Subordinated Indenture in the aggregate will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities issued by that ATI Trust.

     The Company has also agreed to unconditionally guarantee the obligations of the ATI Trusts with respect to the Common Securities (the "Common Securities Guarantees") to the same extent as the Guarantees, except that, upon an event of default under the Subordinated Indenture, holders of Preferred Securities under the Guarantees shall have priority over holders of Common Securities under the Common Securities Guarantee with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF THE COMPANY

     In each Guarantee, the Company will covenant that, so long as any Preferred Securities issued by the applicable ATI Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under such Guarantee or the Declaration of such ATI Trust, then (a) the Company shall not declare or pay any dividend on, or make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company which rank junior to such Subordinated Debt Securities. However, each Guarantee will except from the foregoing any stock dividends paid by the Company, or any of its subsidiaries, where the dividend stock is of the same class as that on which the dividend is being paid.

MODIFICATION OF THE GUARANTEES; ASSIGNMENT

     Except with respect to any changes that do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), each Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Preferred Securities issued by the applicable ATI Trust. The manner of obtaining any such approval of holders of such Preferred Securities will be set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in a Guarantee shall bind the successors, assignees, receivers, trustees and representatives of AirTouch and shall inure to the benefit of the holders of the Preferred Securities of the applicable ATI Trust then outstanding.

EVENTS OF DEFAULT

     An Event of Default under the Guarantee will occur upon the failure of the Company to perform any of its payments or other obligations thereunder. The holders of a majority in liquidation amount of the Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     If the Guarantee Trustee fails to enforce such Guarantee, any holder of Preferred Securities relating to such Guarantee may, after a period of 30 days has elapsed from such holder's written request to the Guarantee Trustee to enforce the Guarantee, institute a legal proceeding directly against the Company to enforce the Guarantee Trustee's rights under such Guarantee without first instituting a legal proceeding against the relevant ATI Trust, the Guarantee Trustee or any other person or entity.

     The Company will be required to provide annually to the Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under each of the Guarantees and as to any default in such performance and an officer's certificate as to the Company's compliance with all conditions under each of the Guarantees.

TERMINATION OF THE GUARANTEES

     Each Guarantee will terminate as to the Preferred Securities issued by the applicable ATI Trust upon full payment of all distributions relating to the Preferred Securities or the Redemption Price of all Preferred Securities of such Trust, upon distribution of the subordinated Debt Securities held by such ATI Trust to the holders of the Preferred Securities of such ATI Trust or upon full payment of the amounts payable in accordance with the Declaration of such ATI Trust upon liquidation of such ATI Trust. Each Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities issued by the applicable ATI Trust must restore payment of any sums paid under such Preferred Securities or such Guarantee.

STATUS OF THE GUARANTEES

     Each Guarantee will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by the Company in respect of any preferred or preference stock of any affiliate of the Company and (iii) senior to the Company's Common Stock. The terms of the Preferred Securities provide that each holder of Preferred Securities issued by such ATI Trust by acceptance thereof agrees to the subordination provisions and other terms of the applicable Guarantee.

     The Guarantee Trustee shall enforce the Preferred Securities Guarantee on behalf of the Holders of the Preferred Securities issued by the applicable ATI Trust. The holders of not less than a majority in aggregate liquidation amount of the Preferred Securities issued by the applicable ATI Trust have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the related Preferred Securities Guarantee, including the giving of directions of the Guarantee Trustee. If the Guarantee Trustee fails to enforce such Preferred Securities Guarantee, any Holder of Preferred Securities issued by the applicable ATI Trust may institute a legal proceeding directly against the Company, as Guarantor, to enforce its rights under such Preferred Securities Guarantee, without first instituting a legal proceeding against the applicable ATI Trust or any other person or entity.

     Each Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under a Guarantee without instituting a legal proceeding against any other person or entity).

                              PLAN OF DISTRIBUTION

     The Company or any ATI Trust may, from time to time, sell Securities (1) through underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents. A Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, the purchase price of the Securities, and the proceeds to the Company or any ATI Trust from the sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the Prospectus Supplement if any of the Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by the Company or an ATI Trust or through agents designated by the Company or any ATI Trust from time to time. Any agent involved in the offering and sale of Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or an ATI Trust to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the related Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     Securities offered other than Common Stock may be a new issue of securities with no established trading market. Any underwriters to whom such Securities are sold by the Company or an ATI Trust for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any such Securities.

     Agents and underwriters may be entitled under agreements entered into with the Company or an ATI Trust to indemnification by the Company or such trust against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company or any ATI Trust in the ordinary course of business.

     In connection with distributions of shares of Common Stock or otherwise, the Company may enter into hedging transactions with Counterparties in connection with which such Counterparties may sell shares of Common Stock registered hereunder in the course of hedging through short sales the positions they assume with the Company. Such Counterparties may offer Common Stock (1) through underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents, and may effect sales in one or more transactions on the NYSE or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock by Counterparties. A Counterparty may be deemed to be an "underwriter" within the meaning of the Securities Act, and any commission received by it and any profit on the resale of the Common Stock purchased by it may be deemed to be underwriting commissions or discounts under the Securities Act. The Company may agree to bear all expenses of registration of any Common Stock offered by Counterparties and may indemnify such Counterparties against certain civil liabilities, including certain liabilities under the Securities Act.

                          ERISA AND TAX CONSIDERATIONS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain restrictions on investments by employee benefit plans that are subject to ERISA. The Internal Revenue Code of 1986, as amended (the "Code"), imposes additional restrictions on investments by tax-exempt retirement plans, individual retirement accounts, and similar entities. The Code also provides that certain types of income received by organizations that generally are exempt from federal income tax will nevertheless be subject to taxation. Retirement plans, tax-exempt organizations and similar entities should consult their tax and legal advisors and the applicable Prospectus Supplement before acquiring Securities.

                                 LEGAL MATTERS

     The legality of the Securities (other than the Preferred Securities) offered hereby will be passed upon by Pillsbury Madison & Sutro LLP, San Francisco, California, counsel for the Company. The legality of the Preferred Securities will be passed upon by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware. Certain legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York, except as otherwise set forth in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1995, incorporated in this Prospectus by reference to AirTouch's Annual Report on Form 10-K, as amended by Form 10-K/A No. 1, for the year ended December 31, 1995, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited consolidated financial information of AirTouch for the three-month period ended March 31, 1996, incorporated by reference herein, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for review of such information. However, their separate report dated May 10, 1996 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act for their report on the unaudited consolidated financial information because that report is not a "report" or "part" of the Registration

Statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Securities Act.

     The consolidated financial statements of the Company and subsidiaries for the two-year period ended December 31, 1994, incorporated by reference from the AirTouch Communications, Inc. Annual Report on Form 10-K, as amended by Form 10-K/A No. 1, for the year ended December 31, 1995 have been incorporated herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited consolidated financial information of AirTouch for the three-month period ended March 31, 1995, incorporated by reference herein, Coopers & Lybrand L.L.P. reported that they have applied limited procedures in accordance with professional standards for review of such information. However, their separate report dated May 11, 1995 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Coopers & Lybrand L.L.P. has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Coopers & Lybrand L.L.P. is not subject to the liability provisions of section 11 of the Securities Act for their report on the unaudited consolidated financial information because that report is not a "report" or "part" of the Registration Statement prepared or certified by Coopers & Lybrand L.L.P. within the meaning of sections 7 and 11 of the Securities Act.

     The financial statements and schedule of CMT Partners for the years ended December 31, 1995 and 1994, and for the period from inception (September 1, 1993) to December 31, 1993, incorporated by reference from AirTouch Communications, Inc.'s Annual Report on Form 10-K, as amended on Form 10-K/A No. 1, for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report. In that report, the firm states that with respect to Kansas Combined Cellular, a division of CMT Partners, its opinion is based on the report of other independent public accountants, namely Arthur Andersen LLP. The financial statements and schedule of CMT Partners referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

     The consolidated financial statements and schedule of Cellular Communications, Inc. incorporated by reference in AirTouch Communications, Inc.'s Annual Report (Form 10-K, as amended by Form 10-K/A No. 1) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of New Par (A Partnership) as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in AirTouch Communications, Inc.'s Annual Report (Form 10-K, as amended by Form 10-K/A No. 1) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Mannesmann Mobilfunk GmbH as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995 included in AirTouch's Annual Report on Form 10-K, as amended on Form 10-K/A No. 1, have been incorporated by reference herein in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.